November 15, 2006

Via EDGAR (Correspondence) and Courier

Ms. Angela Connell
Senior Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander Central Hispano, S.A. (the “Bank”; the “Group”; “We”)
Form 20-F for the Fiscal Year Ended December 31, 2005
File No. 001-12518

Dear Ms. Connell:

By letter dated September 26, 2006, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Bank’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (“Form 20-F”). In response to your comments and on behalf of the Bank, we have provided responses to those comments and supplementary information as indicated below, including certain proposed revised disclosures for inclusion in future Form 20-F filings. The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Consolidated Financial Statements
Consolidated Income Statements, page F-3

1. We note that you have presented a line item entitled “Gross Income” on your Consolidated Income Statement. Please explain to us why you consider this subtotal necessary to explain the elements of your financial performance. Furthermore, please explain how the description of this subtotal is appropriate given that it is comprised of both income and expense items.

Response

As stated in Note 1(b), we applied International Financial Reporting Standards as adopted by the European Union (E.U.) (IFRS) in preparing our Consolidated Balance Sheet, Income Statement, Statement of Changes in Equity and Cash Flows Statement (“Consolidated Financial Statements”) for the fiscal year ended December 31, 2005.

In order to adapt the accounting system of Spanish Credit Institutions to the new IFRS standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats (the “Circular”) that all Spanish Credit Institutions subject to Bank of Spain regulatory oversight must follow. The Circular legally requires all Spanish banks to present the Consolidated Balance Sheet, Income Statement, Statement of Changes in Equity and Cash Flow Statement following its prescribed format. As it regards to the income statement, Rule 56 and Annex III.2 (See Exhibit I for details) provided the prescribed subtotals including Gross Income.

The Circular preamble states in part:

“The drafting of the Circular has heeded the content of the international financial reporting standards approved by the Regulations of the European Union, having due regard to the conceptual framework on which they are based. Accordingly, in the opinion of the Bank of Spain, entities obliged to prepare consolidated annual accounts in conformity with the rules laid down in this Circular will, as regards the matters regulated therein, also be complying with any obligation they may have to prepare consolidated annual accounts in accordance with the international financial reporting standards approved by the Regulations of the European Union”.

As such, we have formatted and presented our Consolidated Financial Statements for the fiscal year ended December 31, 2005 following the Circular.

With respect to the line item entitled “Gross Income”, this line item is required by the Bank of Spain as stated before and it consists of the aggregated amount of the following: Net Interest Income, Share of Results of Entities Accounted for Using the Equity Method, Fee and Commission Income, Fee and Commission Expense, Insurance Activity Income, Gains/Losses on Financial Assets and Liabilities (net) and Exchange Differences (net). This information and format is presented by all financial entities in Spain to provide additional information to the investors and market analysts.

2. We note that you have classified your expenses by function on the face of your Consolidated Income Statement. While paragraph 88 of IAS 1 permits the classification of expenses by nature or function, paragraph 9 of IAS 30 requires banks to group their income and expenses by nature. Please revise your Consolidated Income Statement to properly classify your expenses according to their nature.

Response

We confirm to the Staff that the expenses in our Consolidated Income Statement have been recorded and presented by their nature as expressly required by the Bank of Spain based on their financial activity and we believe the information is reliable, and in accordance to paragraph 9 of IAS 30.

Furthermore, as required by the Circular, Rule 56.1 1: “In the individual income statement, income and expense shall be divided, according to their nature, into the following items…”Therefore, the format of our Consolidated Income Statement presented therein, consists of, amongst other line items, “Gross income” and the following expenses that are specifically classified by nature: “… Sales and income from provision of non-financial services, Cost of sales, Other operating income, Personnel expenses, Other administrative expenses, Depreciation and amortization, Other operating expenses, etc…”

Additionally, we confirm that the “Cost of sales”, which is defined as follows by the Circular, Rule 56. 2.d,1 “Comprises the costs attributable to sales of goods or the provision of services that constitute the typical activity of non-financial entities not forming part of the consolidable group of credit institutions”, do not include personnel expenses or any other expenses that do not fall within this definition.

[1] See Exhibit I to this letter.

3. We note that you have presented a subtotal entitled “Net Operating Income” on your Consolidated Income Statement. Please tell us how you determined that it was appropriate to exclude impairment losses and provisions from Net Operating Income, thereby implying that such expenses are non-operating in nature. Refer to paragraph BC13 of IAS 1.

Response

As noted in response to comment 1, we have prepared our Consolidated Financial Statements following the format legally required by the Bank of Spain for all Spanish financial entities. This format, as stated by the Bank of Spain, is IFRS compliant.

As all Spanish financial entities present the “Impairment Losses” and “Provisions” after the line item entitled “Net Operating Income”; this information and format is presented to provide additional information to the investors and market analysts.

4. Please revise your income statement to present basic and diluted earnings per share for all periods presented. Refer to paragraph 66 of IAS 33.

Response

As noted in response to comment 1, in the required Consolidated Income Statement by the Circular, Rule 56 and Annex III.21, the format does not include earnings per share information on the face of the Consolidated Income Statement. However, the earnings per share information has been presented as part of the Consolidated Financial Statements (note that the face of our Consolidated Financial Statements incorporates “Notes 1-4”, as it reads in the heading therein) and can be found at Note 4 (b), pages F-38 and F-39 in our Form 20-F for fiscal year ended December 31, 2005.

To avoid possible confusion, we will present basic and diluted earnings per share information below our Consolidated Income Statement in future filings.

Consolidated Statements of Changes in Equity, page F-4

5. It appears that your Consolidated Statements of Changes in Equity presents only the changes in equity attributable to the items noted in paragraph 96 of IAS 1. Under paragraph 96, such a presentation requires this statement to be titled “Statement of recognized income and expense.” Please revise the title of this statement accordingly or tell us why you believe the current title is appropriate.

Response

As stated above in response to comment 1, the Consolidated Statements of Changes in Equity were prepared as required by the Bank of Spain for all Spanish financial entities. We recognize that the Consolidated Statements of Changes in Equity only include items noted in paragraph 96 of IAS 1. However, its title is merely a direct translation of the title required by the Bank of Spain.

[1] See Exhibit I to this letter

We propose to the Staff to retain the current title “Consolidated Statements of Changes in Equity” and that, in order to avoid confusion, we will add “Statements of recognized income and expense” in parenthesis next to the current title, in our future filings.

Consolidated Cash Flow Statements, page F-5.

6. We note that you present interest/dividends paid as a financing activity. Please explain to us how the classification of interest paid as a financing activity impacted your net cash flows from operating activities. For example, given that your consolidated net profit for the year includes amounts reported as interest expense, we would expect to see an adjustment in the operating section of your Cash Flow Statement to reflect the amount of interest paid that has been classified as a financing activity.

Response

As stated above in response to comment 1, the Consolidated Cash Flow Statement was prepared following the requirements of the Circular. The required presentation and format in the Consolidated Cash Flow Statement includes the heading “Dividends / Interest paid” although the amount included as cash flow from financing activities refers only to dividends paid; and we confirm that there is no interest paid. We refer the Staff to Rule 58 and Annex III.4 within the Circular.

Furthermore, as a financial group, interests paid are considered part of our operating activities and included under our consolidated profit for the year caption of our Consolidated Cash Flow Statement.

As there is no interest paid, we propose to the Staff to change the current title “Dividends / Interest paid” to “Dividends paid” in our future filings.

7. Please revise to separately present cash flows from interest and dividends received and cash paid for income taxes. Refer to paragraphs 31 and 35 of IAS 7.

Response

We refer the Staff to the response to comment 6 above for details on the Consolidated Cash Flow Statement format presentation as required by the Circular.

However, in order to separate cash flows from interest and dividends received and cash paid for income taxes, we have prepared the following disclosure which we will include in future filings:

	Thousands of Euros
	2005	2004
Interest paid Interest received Income tax paid	23,169,118 31,597,970 1,036,379	9,704,114 16,783,989 584,706

In future filings we will disclose the cash flows of interest paid and received and income taxes paid within the notes to our Consolidated Financial Statements, as additional information in our current disclosures in Notes 38 and 39 in our Form 20-F.

Notes to the financial statements
Note 2 - Accounting policies and rules and measurement basis
d) Measurement of financial assets and liabilities and recognition of fair value
iii. Valuation techniques, page F-17.

8. Please revise to provide all of the disclosures required by paragraphs 92-93 of IAS 32 with respect to the methods used to determine the fair value of your financial instruments.

Response

We recognize that the footnote disclosure related to “Measurement of financial assets and liabilities and recognition of fair value iii-Valuation techniques” does not include all required disclosures by paragraphs 92-93 of IAS 32. Specifically the methods and assumptions used to determine the fair value of our financial instruments by significant classes is not included therein.

We propose to include the enhanced disclosure below in future filings.

The most frequently used techniques in calculation of “Internal valuation models with observable market data” and “Internal valuation models with non-market data” applied are the following:

  For the valuation of contracts such as forwards or swaps which permit a static hedge, net present value calculations are used.

  For contracts which require a dynamic hedge, standard dynamical models such as the Black-Scholes model are used to model the risk factors.

  In the case of interest rate factors, several correlated factors per currency are modeled within the Heath-Jarrow-Morton framework.

  Credit events are modeled by a hazard rate process and codependency is introduced using a copula. Contracts written directly on the credit spread are valued using a standard dynamical model similar to those used for interest rate contracts.

The values derived from applying these techniques can be significantly affected by the choice of valuation model used and the assumptions made concerning factors such as the interest rates, credit spreads, equity and foreign exchange markets together with their corresponding volatilities and inter-correlations.

The following table presents the fair value of the principal financial instruments carried at fair value and the valuation methods used to determine it:

	Millions of Euros

		Market and
		Non-market
	Quoted	observable
	market price	prices (*)	Total

FINANCIAL ASSETS:
Financial assets held for trading	85,558	68,650	154,208
Other financial assets at fair value
through profit or loss:	39,020	9,842	48,862
Available-for-sale financial assets	72,909	1,036	73,945
Hedging derivatives	-	4,126	4,126

TOTAL ASSETS AT FAIR VALUE	197,487	83,654	281,141

FINANCIAL LIABILITIES:
Financial liabilities held for trading	35,156	77,310	112,466
Other financial liabilities at fair value
through profit or loss	8,558	3,252	11,810
Hedging derivatives	-	2,311	2,311
Liabilities under insurance contracts	-	44,672	44,672

TOTAL LIABILITIES AT FAIR VALUE	43,714	127,545	171,259

(*)

The valuation techniques that are used as a basis for the calculation of Non-market observable prices represent less than 0.5% of the total of assets and liabilities carried at fair value, respectively.

Sensitivity of fair values

Included in the fair value of financial instruments measured at fair value on the balance sheet data are those determined in full or in part using a valuation technique based on assumptions that are not supported by observable market prices or rates. Management considers that the resulting estimated fair values recorded in the consolidated balance sheet and the changes in fair values recorded in the consolidated income statement are reasonable, and are the most appropriate values.

The potential effect of changing the main assumptions (models, correlations and dividends) to a reasonably possible alternative would result in a different fair value that has been estimated as a reduction of approximately €140 million using less favorable assumptions, and an increase of approximately €155 million using more favorable assumptions.

The total amount of the change in fair value estimated using a valuation technique that was recognized in the consolidated income statement for the year 2005 amounts to €762 million.

v. Hedging transactions, page F-l9

9. Please revise to disclose your accounting policy for the discontinuance of hedge accounting.

Response

We refer the Staff to Note 58.3 (f), F-129- 4th paragraph, where the discontinuance of hedge accounting is disclosed. Moreover, we propose to include in our future filings the following clarification in our accounting policy in Note 2.d) v. “Hedging transactions” as follows:

If the hedge relationship ends, because of the removal of such designation, failure of the effectiveness test or a similar reason, the hedge accounting treatment described in the paragraphs above is no longer applied and the derivative is transferred to the trading book.

When a fair value hedge is discontinued, the previous adjustments of the carrying amount of the hedged asset or liability are subsequently accounted for in the same manner as other components of the carrying amount of that asset or liability. For interest-earning assets and interest-bearing liabilities, such adjustments are amortized to earnings over the remaining life of the respective asset or liability.

If a derivative instrument in a cash flow hedge is terminated or the hedge designation is removed, related amounts in “Valuations adjustments – Cash Flow Hedges” are reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. However, if the forecasted transaction is no longer likely to occur, that value is immediately charged or credited to the income statement.

g) Impairment of Financial Assets
ii. Debt instruments measured at amortized cost. Page F-21

10. We note your disclosure beginning at the bottom of page F-21 regarding impairment losses arising from credit risk. We also note that you provide enhanced disclosures of your methodology for determining these losses on page F-126 as part of your notes to your US GAAP reconciliation. Given the significant judgment involved in estimating your allowance for credit losses we believe that a more robust discussion of your estimation methodology should be prominently disclosed in your financial statement footnotes. Accordingly, please revise your footnote disclosure regarding impairment of financial assets to fully describe your methodology for determining your allowance for credit losses associated with debt instruments measured at amortized cost. Such accounting policy disclosure should provide sufficient detail to enable a reader to understand and evaluate each element of your allowance.

Response

We propose to the Staff to include the enhanced disclosure detailed below in future filings:

“We have policies, methodologies and procedures to measure, manage, and cover our credit risk, including both creditor related and cross-border (country) risks.

Such policies, methodologies and procedures are applied in the granting, studying and documentation of our debt instruments, contingent liabilities and commitments, as well as in inherent loan loss monitoring, and calculation of the amounts needed to cover our credit risk, as indicated, additionally at page F-[ ].

Regarding the coverage for loan losses for debt instruments measured at amortized cost due to credit risk, and according to Annex IX of the Circular, we distinguish as follows:

(A) Specific coverage for bad debts

a.	Specific coverage

The impairment of debt instruments not measured at fair value through profit or loss that are classified as doubtful are recognized in accordance with the criteria indicated in the following sections.

1.	Assets classified as doubtful due to customer arrears

Those debt instruments, whichever their ownership or guarantee, which have a past-due balance of more than three months are evaluated individually, considering the aged receivable, guarantees and economic client situation and guarantors.

In case of balances without real estate guarantee, considering the age of past-due amounts, the allowance coverage applicable is as follows:

Up to 6 months: 4.5%-5.3% Over 6 months and up to 12 months: 27.4%-27.8% Over 12 months and up to 18 months: 60.5%-65.1% Over 18 months and up to 24 months: 93.3%-95.8% Over 24 months: 100%

In case of real estate guarantee over completed homes (eligible mortgages), with regards to age of past-due amounts, the allowance coverage applicable is as follows:

  Less than 3 years, as long as existing exposure is equal or less than 80% of the appraised value of the guaranteeing home: 2%
  Over 3 years and up to 4 years: 25%
  Over 4 years and up to 5 years: 50%
  Over 5 years and up to 6 years: 75%
  Over 6 years: 100%

In case of transactions secured by real estate, when we have initiated procedures to foreclose such assets, with regards to age of past-due amounts, the allowance coverage applicable is as follows:

Over 6 months: 3.8%-4.5% Over 6 months and up to 12 months: 23.3%-23.6% Over 12 months and up to 18 months: 47.2%-55.3% Over 18 months and up to 24 months: 79.3%-81.4% Over 24 months: 100%

2.	Assets classified as doubtful for reasons other than customer arrears

Those debt instruments, whether due or not, which are not classifiable as doubtful due to customer arrears, but for which there are reasonable doubts about their full recovery under contractual terms, are analyzed individually. Their allowance shall be equal to the difference between the carrying amount of the assets and the present value of the future cash flows expected to be received.

b.	General allowance or provision

This allowance is provided to recognize the inherent losses incurred but not yet specifically identified losses as of the date of the financial statements, and is calculated using statistical procedures. The Group, in recognizing the inherent losses in these debt instruments, and in contingent exposures classified as standard, developed internal models that take into account our historical experience of impairment adjusted as appropriate for other objective observable data known at the time of assessment.

We utilize the expected loss concept to quantify the cost of our credit risk in order to be able to incorporate it in the calculation of the risk adjusted return of our operations. Additionally, the parameters necessary to calculate it are used to calculate the economic capital and in the future, the calculation of the regulatory capital under the internal models of Basle II.

Expected loss of a given transaction represents the expected cost, measured as an average within a full economic cycle, of the credit risk of such transaction, considering the profile of the counterparty and the guarantees securing such transaction.

The quantification of the expected loss would result out of three factors: “exposure”, “probability of default” and “severity”:

  Exposure (EAD) is the amount of the risk assumed by default of the counterparty.
  Default probability (DP) is the probability that the counterpart defaults on its principal and/or interest payments. The default probability is linked to the rating/scoring of each customer/transaction.
  The measurement of DP uses a temporary ceiling of 1 year, meaning that it quantifies that the counterparty defaults within the following year. Default is defined as those amounts not paid within 90 days or more, as well as those outstanding amounts where there is doubt about the solvency of the counterparty (judgmental defaults).
  Severity (LGD) is the incurred loss in case of a default; it depends mainly on the guarantees securing the transaction.

The calculation of the incurred loss considers, additionally, the adjustment to the full economic cycle of the factors mentioned above, especially the DP and LGD.

Other adjustments, or the use of less detailed source data, are applied by the methodology described above in some cases, due to their special characteristics, such as the following:

(a)	“Low default portfolios”

In some portfolios (e.g. sovereign risk, credit institutions, or large corporations exposures) the number of defaults observed is small or nonexistent. In these cases we have opted to use the information embedded in the credit derivatives’ spreads to estimate the loss expected by the market, and break it down into DP and LGD.

(b)	“Top-down units”

In those cases where we do not have enough information to build a sufficiently robust credit risk model (basically, in those units with lower exposure to credit risk in which the Group has not yet developed their own internal models) the estimated expected losses of loan portfolios are based on a top down approach, where we use the medium write-off historically observed in accounts receivable as an approximation to the expected loss. As the credit risk models are being developed and bottom-up measurements are obtained, we gradually replace the top- down estimates used for these units.

The Circular explicitly requires that the internal valuation allowance methodology described above shall be approved by Bank of Spain prior to being used for financial statements purposes. Currently, the Bank of Spain, our local supervisory authority, has not yet verified such internal models (although it is in process of reviewing them). The Bank of Spain regulation requires that until our internal models are approved the models developed by the Bank of Spain must be used.

The Bank of Spain based on its experience of and information on the Spanish banking sector, has determined different risk categories, applying a certain range of loan loss percentages to each one.

The risk categories and the ranges of loan loss percentages that entities must use to calculate the amounts needed to cover the impairment losses inherent in debt instruments and contingent exposures classified as standard as of the balance sheet date shall be those described below:

Negligible risk: 0% Low risk: 0.20%-0.75% Medium-low risk: 0.50%-1.88% Medium risk: 0.59%-2.25% Medium-high risk: 0.66%-2.50% High risk: 0.83%-3.13%

Our internal models produce a range of results that comprise the amount of provisions that results from applying the model established by the Bank of Spain that we are required to use until our internal models are approved as explained above.

(B)	Country-risk allowance

Country-risk exposure is considered to be the risk associated with cross-border debtors resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk or other risks arising from international financial activity). In regards to the economic evolution of each country, its political situation, regulatory and institutional framework, capacity and payment history, the Bank classifies all the transactions with third parties, in six different groups, from Group 1 (debtors in the European Union, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to Group 6 (transactions for which collections are considered remote due to circumstances of the country), assigning to each group, the provision percentages resulting out of such analysis.

Notwithstanding the above, due to the multinational dimension of the Group, we are capable of maintaining significantly low levels of cross-border exposures (strict policies to allocate risk exposure in the same country as the creditor), reason why the amount of provisions covering country-risk exposure is not material to our financial statements.”

iii. Debt or equity instruments classified as available for sale, page F-22

11. Please revise to clarify, if true, that you do not reverse impairment losses recognized on equity instruments. Refer to paragraph 69 of IAS 39.

Response

We confirm that under US GAAP we do not reverse impairment losses recognized on equity instruments classified as available for sale. Whenever an other than temporary impairment loss for equity instruments available-for-sale occurs, it is recorded in the consolidated income statement. If subsequent to such other than temporary impairment loss the fair value of the equity instruments exceeds the net recorded cost, such excess is recorded in the equity section (“Valuation adjustments- Available-for-Sale Financial Assets”). Therefore, to clarify our footnote disclosure, we will include the following revised wording (changes are underlined) in future filings:

When there is objective evidence that the losses arising on measurement date of these instruments are due to “other than temporary impairment”, they are no longer recognized in equity under “Valuation Adjustments-Available-for-Sale Financial Assets” and are reclassified, for the cumulative amount at date of measurement, to the consolidated income statement.

If all or part of the impairment losses related to debt instruments classified as available-for-sale are subsequently reversed, the reversed amount is recognized in the consolidated income statement for the year in which the reversal occurred. If all or part of the temporary impairment losses related to equity instruments that are classified as available-for-sale are subsequently reversed, the reversed amount is recognized in equity under “Valuation adjustments - Available for sale – Financial Assets” for the year in which the reversal occurred.

j) Reinsurance assets and Liabilities under insurance contracts, page F-23

12. Please revise to clarify the method used to evaluate your reinsurance assets for impairment and when you perform this evaluation. Refer to paragraph 20 of IFRS 4.

Response

We have extracted Note 2. j) “Reinsurance assets and Liabilities under insurance contracts” from our 20-F and we have underlined the wording added to clarify such note below (irrelevant information has been deleted):

The item “Reinsurance Assets” includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities. With the purpose of evaluating the deterioration of the value of the reinsurance assets, on an annual basis we analyze each reinsurance asset balance individually, recording the corresponding provision when there is objective evidence at the balance sheet date that a reinsurance entity would not meet its commitments.

The item “Liabilities under Insurance Contracts” includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

Insurers’ results are recognized under “Insurance Activity Income” in the consolidated income statement.

In accordance with standard accounting practice in the Spanish insurance sector, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are required to accrue at year-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

At each reporting date, and with the purpose of valuating the current “Liabilities under Insurance Contracts”, we apply the criteria under local rules and regulations applicable to the various technical provisions. The remaining valuation is done considering the accounting policy choice provided by IFRS 4 regarding “shadow accounting” with the purpose to eliminate the accounting asymmetries that result in applying the different valuation methods for assets and liabilities. Therefore, the loss and gains not realized by the affected assets with regards to the insurance contracts, are recognized in the valuation of technical provisions (when it relates to insurance contracts with guaranteed interest in favor of the insured) or in the reserves amount (in the case of insurance contracts that do not have such interest and for the investment assets affected in each entity).

Additionally, and in accordance with IFRS 4, we perform a valuation test at least on an annual basis to value the adequacy of the liabilities for technical provisions. If as a result of such test, there is an insufficient amount of provisions, we will record the difference as an adjustment in the income statement.

We will include the enhanced disclosure as noted above in future filings.

v) Post Employment benefits, page F-30

13. We note that you utilize the corridor approach in recording actuarial gains and losses, and that you divide by five and recognize in the income statement any amounts exceeding 10% of either the plan obligations or plan assets, whichever amount is higher. Please revise to clarify how you determined the period over which actuarial gains and losses should be recognized in accordance with paragraph 93 of IAS 19. For example, please explain whether the recognition of actuarial gains and losses is based on the expected remaining working lives of the employees participating in the plan or some other systematic method. Additionally, please disclose why you believe 5 years to be an appropriate estimate.

Response

We believe that under our circumstances, 5 years represents a systematic method of amortizing actuarial gains and losses pursuant to paragraph 93 of IAS 19, as the average remaining working life of the employees in the plan is longer than 5 years.

We propose to revise our disclosure in future filings as explained below to clarify our policy as follows:

“The Bank of Spain requires that all Spanish financial institutions use a period of 5 years to recognize actuarial gains and losses under the corridor approach, which we believe is an appropriate systematic method of recognition, as it is less than the average remaining working life of the employees participating in the plan, resulting in a faster recognition of actuarial gains and losses and is consistently applied from period to period.”

Note 11 — Hedging Derivatives, page F-57

14. Please revise to provide the disclosures required by paragraphs 58 and 59 of IAS 32 for each major hedging relationship. Alternatively, please provide the disclosures required by paragraphs 22-24 of IFRS 7.

Response

We acknowledge that Note 11, “Hedging Derivatives” does not have all disclosures required by paragraphs 58 and 59 of IAS 32. However, we believe that the following disclosures are included in our Consolidated Statements of Changes in Equity at page F-4, Note 11 page F-57 and Note 58.6, Additional disclosures required by US GAAP, Section F) Derivative Financial Instruments pages F-150 through F-153 of our Consolidated Financial Statements:

a)	a description of the hedge;
b)	a description of the financial instruments designated as hedging instruments and their fair values at the balance sheet date; and
c)	the nature of the risks being hedged.

We believe that the disclosures that are not provided in our Form 20-F are those indicated in paragraph 58(d) and 59, which we have not disclosed as these only relate to cash flow hedging relationships and are not material, in light of the amounts involved as compared to our consolidated financial statements taken as a whole.

We will revise this Note in future filings to include the information above in a single note as part of our Consolidated Financial Statements.

Note 13— Investments Associates, page F-58

15. Please revise to provide all of the disclosures required by paragraph 37 of IAS 28 with respect to your investments in associates.

Response

We refer the Staff to the information below where the required disclosures are found within our Form 20-F for fiscal year ended December 31, 2005 (or are inapplicable) based on paragraph 37 of IAS 28.

a)	the fair value of investments in associates for which there are published price quotations;

  Page F-167, under the title “Information about fair value of Equity Investees”. Additionally, page F-58 discloses the balance of “Investments-Associates” and how much of this balance relates to public entities.

b)	summarized financial information of associates, including the aggregated amounts of assets, liabilities, revenues and profit or loss;

  Exhibit II (pages F-179 and F-180) includes, for each investment-associate entity, the following concepts: “Name of the Company”, “Location”, “% of Ownership held by Bank-directly and indirectly-“, “% of Voting Rights”, “Line of Business”, “Assets”, “Capital and Reserves”, and “Profit (loss) for the year”. Additionally, we refer the Staff to Note 13 where we disclose details regarding Investment-Associates.

c)	the reasons why the presumption that an investor does not have significant influence is overcome if the investor holds, directly or indirectly through subsidiaries, less than 20 per cent of the voting or potential voting power of the investee but concludes that it has significant influence;

  In page F-13, under title “iv. Other matters” we discuss “the companies less than 20% owned by the Group over which it exercises significant influence and which, therefore, were accounted for as associates”.

d)	the reasons why the presumption that an investor has significant influence is overcome if the investor holds, directly or indirectly through subsidiaries, 20 per cent or more of the voting or potential voting power of the investee but concludes that it does not have significant influence;
The Group has no companies where it owns more than 20% and over which it does not exercise significant influence.

e)	the reporting date of the financial statements of an associate, when such financial statements are used in applying the equity method and are as of a reporting date or for a period that is different from that of the investor, and the reason for using a different reporting date or different period;
Page F-180, footnotes (a), (b), (c), (d) and (e) explain the financial statements for which preparation date is different than those financial statements by the Bank.

f)	the nature and extent of any significant restrictions (e.g., resulting from borrowing arrangements or regulatory requirements) on the ability of associates to transfer funds to the investor in the form of cash dividends, or repayment of loans or advances;
There are no significant restrictions on the ability of associates to transfer funds to the Bank.

g)	the unrecognized share of losses of an associate, both for the period and cumulatively, if an investor has discontinued recognition of its share of losses of an associate;
The Bank has not discontinued recognition of its shares of losses of an associate.

h)	the fact that an associate is not accounted for using the equity method in accordance with paragraph 13; and
All the associates are accounted for using the equity method in accordance with IAS 28 paragraph 13.

i)	summarized financial information of associates, either individually or in groups, which are not accounted for using the equity method, including the amounts of total assets, total liabilities, revenues and profit or loss.
See h) above.

Note 15— Liabilities under insurance contracts and Reinsurance assets, page F-60

16. Please revise to disclose the information required by paragraph 37 (c), (d) and (e) of IFRS 4.

Response

Our risk profile at December 31, 2005 for all our activities by types of risk and by business units, measured in terms of distribution of economic capital, shows that our Insurance risk (mainly from our subsidiary Abbey) is only 2%. Consequently, although not all of the disclosures required by paragraph 37(c), (d) and (e) of IFRS 4 are provided in Note 15, we believe that they are not material given the amounts involved as compared to our annual consolidated financial statements taken as a whole.

During 2006, Abbey sold its entire life insurance business; therefore our insurance risk has been reduced significantly. Nevertheless, we have prepared the following disclosures that we will include in future filings:

“Insurance risk is the possibility under any insurance contract that the insured event occurs and the uncertainty of the amount of the resulting claim. It refers to the inherent uncertainties in insurance, including:

  the occurrence of any event specifically insured;
  for long-term insurance business, adverse mortality, morbidity and persistency experience; and
  expense overruns relative to pricing or provisioning assumptions.

Those terms and conditions of insurance contracts that have a significant effect on the Group’s cash flows are as follows:

  fixed and guaranteed benefits for fixed future premiums;
  the option to pay reduced or no future premiums;
  the option to terminate the contract completely; and
  the option to exercise a guaranteed annuity or cash option.

The Group controls insurance risk through the following:
the use of actuarial models to calculate premiums and monitor claims patterns. Past experience, as well as statistical methods, is used.

  issued guidelines for concluding insurance contracts and assuming insurance risk. In relation to life insurance, the Group concentrates on risks such as mortality, disability, illness and long-term care requirements.
  reinsurance of a large portion of the annuity and protection business. Reassurance is also used to limit the Group’s exposure to large single claims. When selecting a reinsurer, the Group only considers those companies that provide high security. In order to assess this, ratings information is used, both from the public domain or gathered through internal investigations.
  close monitoring of the management of assets and liabilities to attempt to match the expected pattern of claim payments with the maturity dates of assets.
  the use of underwriting with premium levels being set to reflect the calculated level of risk.
  stress and scenario testing to monitor our insurance risk.”

Note 16— Tangible assets, page F-61

17- Please revise to disclose the information required by paragraphs 75(f)-(h) of IAS 40 with respect to your investment properties.

Response

We did not include the disclosures referred to in paragraphs 75(f) to (h) of IAS 40 as we considered them not to be material, given our consolidated financial statements taken as a whole. In lieu of the Staff’s comment we propose to include the following disclosure as part of the “Tangible assets” footnote in future filings:

“The total amount of rental income recognized in the profit and loss account for the years ended December 31, 2005 and 2004 was €37,115 thousand and €36,226 thousand, respectively. The total amount of direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income for the years ended December 31, 2005 and 2004 was €11,965 thousand and €10,981 thousand, respectively. The total amount of direct operating expenses (including repairs and maintenance) arising from investment property that did not generate rental income for the years ended December 31, 2005 and 2004 was €1,299 thousand and €578 thousand, respectively.”

18. We note that you classify your tangible assets as either for your own use, investment property or other assets leased out under an operating lease. It is not clear to as why you differentiate property leased out under an operating lease from investment property. Paragraph 8 of IAS 40 provides a building leased out under one or more operating leases as an example of investment property. Please revise to clarify whether you consider such property to be investment property. In addition, please disclose the fair value of such property in accordance with paragraph 79(e) of IAS 40.

Response

As disclosed in F-24, “iii. Other assets leased out under operating lease, […] reflects the net values of the tangible assets, other than land and buildings, leased out by the Group under operating leases”.

Our operating lease assets consist mainly of trains, aircraft and vehicles. As our operating lease assets do not consist of land or buildings, we believe they fall outside the definition of investment property in paragraph 5 of IAS 40, which states: “Investment property is property (land or a building – or part of a building – or both) held […]”.

As a result, our operating lease assets are measured in accordance with paragraphs 49 to 55 of IAS 17 Leases, as disclosed on the accounting policy for these assets on page F-24.

Note 17 — Intangible assets, page F-62

19. Please revise to disclose the reasons supporting the indefinite life assigned to your brand name (Abbey) intangible asset. Refer to paragraph l22 (a) of IAS 38.

Response

On page F-25 (paragraph ii. Other intangible assets), we disclose that “based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows”; and we do not foresee that changes may occur, in both the limitation and intention of the use of the Abbey brand.

Additional facts are explained on page F-159 – paragraph H, Acquisition of Abbey, which includes a description of the relevant factors embedded in the Abbey acquisition. Furthermore, it should also be noted that in the first year of our management in Abbey (page F-96 and 97–Note 54 a) Geographical Segments), Abbey contributed to the Group’s profit with euros 811 million.

We propose to retain the current accounting and related disclosures in future filings, as we believe they are correct and complete.

Note 25 —Provisions, page F-7l

20. Please revise to provide all of the disclosures required by paragraph 120A of IAS 19 for each defined benefit plan.

Response

Because the Group has many defined benefit plans, disclosures are made in groupings using geographic criteria as permitted by paragraph 122 of IAS 19 (rather than individually by each defined benefit plan).

Additionally, although not all of the disclosures about defined benefit plans required by paragraph 120A of IAS 19, are included in Note 25(c), page F-71 through page F-74, we believe that the information in Note 25, and Note 58.6, Additional disclosures required by US GAAP, section E) Pension Liabilities, pages F-142 through F-150, covers the main IFRS information requirements for defined benefit plans.

We propose to present the disclosures required by the mentioned paragraph as part of our IFRS Consolidated Financial Statements footnotes in future filings, and for which SFAS 158 will be effective and applied by the Bank, thus making both disclosures under US GAAP and IFRS compatible.

21. Please revise to disclose whether you participate in any multi-employer pension plans. If so, please revise to disclose the information required by paragraph 29 and 120A of IAS 19.

Response

We confirm to the Staff that we do not participate and have no investments in a multi-employer pension plan and therefore there is no disclosure classification requirement as a defined contribution plan or a defined benefit plan under paragraphs 29 and 120A of IAS 19.

Note 29— Valuation adjustments, page F-79.

22. You have provided a rollforward of the valuation adjustments related to the net amount of unrealized changes in the fair value of available-for-sale financial assets at the top of page F-80. Please clarify for us the nature of the line item entitled “Taxes transferred to income” and explain how you determined the amounts to be reclassified into income for each year presented.

Response

The line item entitled “Taxes transferred to income” includes amounts reclassified into income for the year. The line item should be entitled “Amounts transferred to income” but was translated incorrectly from our Spanish annual report.

As explained in Note 2 to our Consolidated Financial Statements, items charged or credited to “Valuation adjustments – Available-for-sale financial assets” remain in our consolidated equity until the related assets are derecognized, whereupon they are charged or credited to the consolidated income statement. Therefore, the amounts to be reclassified into income for each year presented correspond to those available-for-sale assets sold during the period.

In future filings we will revise the table explaining the changes in valuation adjustments for available-for-sale financial assets as follows:

	Thousands of Euros
	2005	2004
Balance at beginning of year Revaluation gains Income tax Amounts transferred to income	1,936,818 911,814 (23,468) (883,474)	2,048,689 925,454 (215,770) (821,555)
Balance at end of year	1,941,690	1,936,818
Of which: Fixed-income Equities	407,084 1,534,606	546,464 1,390,354

Note 49— Personnel expenses
c) Share based payments, page F-91

23. Please revise to disclose how you applied the guidance in paragraphs 25B and 25C of IFRS 1 to your share-based payment transactions.

Response

Although the guidance applied to share-based payment transactions under paragraphs 25B and 25C of IFRS 1 is not explained in Note 49(c), we refer the Staff to Note 58.6, “Additional disclosures required by US GAAP”, section K) “Stock Option Plans”, where we explain how stock options in force prior to December 31, 2004 were accounted for prior to the adoption of IFRS 2 on January 1, 2005. In that Note we disclose that, until 2004, all stock-based awards to employees were accounted under the intrinsic value method of APB 25, and had SFAS 123 been applied to such awards in 2004, the overall impact in earnings per share would have been insignificant.

We further discuss in that page that all stock options in force at December 31, 2005 were accounted for following IFRS 2 which is similar to SFAS 123R, as it applies to our plans, and for which there are no material differences in presentation and calculation of share-based payments for fiscal year ended December 31, 2005.

We respectfully submit that our current disclosure meets the requirements under paragraphs 25B and 25C of IFRS 1. In future filings we will include enhanced descriptions as part of our Consolidated Financial Statements footnotes.

24. Your disclosure in note 49 on page F-90 indicates that you did not record any share-based compensation expense during 2004. The description of your stock option and compensation plans on page 120 indicates that most of the options granted under the plans were subject to vesting provisions. For example, it appears that options issued under your Investment Bank Plan vested over a 2-year period where 50% vested on June 16, 2003 and 50% vested on June 16, 2004. Please tell us how you considered the guidance in paragraph 15 of IFRS 2 in determining that no compensation expense should be recognized during 2004 as a result of such vesting provisions.

Response

As described in Note 2 (r) to our Consolidated Financial Statements, stock options are recognized as an expense over the vesting period in which the beneficiaries provide their services to the Group and are measured at the fair value of the equity instruments granted at the grant date.

No stock options were granted or had vesting periods during 2004. Stock options granted in previous years had vesting periods that ended before 2004 and therefore the charge to income was made before that year. That is the case of Investment Bank Plan and Young Executives Plan which had exercise periods during 2003 and 2004.

We respectfully indicate to the Staff that the vesting periods of the referred plans finalized on June 16, 2003 and that the exercise period finalized in June 2004. Therefore, these options were not subject to IFRS 2, as they were either granted before November 7, 2002 or vested before January 1, 2005.

As we indicate in our answer to the comment below, we propose to include enhanced descriptions in future filings to avoid any confusion between vesting periods and exercise periods of stock options.

25. Please revise to provide all of the disclosures required by paragraphs 44-52 of IFRS 2 with respect to your share-based payment transactions. We note that you have provided some of the information required by paragraph 45(a) of IFRS 2 on page 120. However, such disclosures must be provided within your financial statements and explanatory notes in order to fulfill the IFRS disclosure requirements.

Response

We consider that the tables included in pages F-91 and F-92 contain all the relevant information required by paragraphs 44 and 45 of IFRS 2 as well as the significant information contained on page 120 of our Form 20-F. However, we recognize that the disclosure can be improved.

On page F-92 we have only described our Plan IO6 because it was the only plan in force at December 31, 2005. We propose to include in future filings additional explanatory texts describing each share-based payment transaction (similar to those contained on page 120) to better understand the information on the table even if they have expired.

According to paragraphs 46 and 47 of IFRS 2 we should have disclosed information to enable users of the financial statements to understand how the fair value of the equity instruments granted was determined.

In that regard, we propose to include in future filings information to describe the methods used to calculate the fair value of equity instruments granted as shown below:

The fair value of each option granted by Santander is calculated on the date of grant. In 2004, Santander granted no options under any plans; and in 2005, Santander granted stock options under the Plan I06. The Black-Scholes stock option-pricing model was used for valuation of this Plan, with the following assumptions: expected term, interest rates, volatility, exercise price, market price and dividends of our shares and those of the sample of comparable banks.

The fair value of each option granted by Abbey for 2005 and 2004 have been estimated at the date of acquisition or grant using a Partial Differential Equation Euro American model with the following assumptions as described in Abbey’s Form 20-F:

	2005	2004

Risk free interest rate	4.5%-4.6%	4.4%-4.6%
Dividend growth, based solely upon average growth since 1989	10%	10%
Volatility of underlying shares based upon historical volatility over five years	16.96%-17.58%	18.0%-21.54%
Expected lives of options granted under:
Employee Sharesave scheme*	3, 5 & 7 years	3, 5 & 7 years
Executive Share Option scheme	10 years	10 years
Employee Share Option scheme	10 years	10 years
Medium term incentive plan	3 years	3 years

* For three, five and seven year schemes respectively.

With the exception of those that include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of the employee service so that ultimately, the amount recognized in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognized regardless of whether or not the market related vesting conditions are met, provided that, the non-market vesting conditions are met. Share price volatility has been based upon the range of implied volatility for the Banco Santander Central Hispano, S.A. shares at the strikes and tenors in which the majority of the sensitivities lie.

We confirm to the Staff that paragraphs 48 and 49 of IFRS 2 are not applicable to us as we have measured the fair value of equity instruments as noted above.

Finally, we consider that note 49 to our Consolidated Financial Statements in pages F-90 to F-92 gives information to enable users of the financial statements to understand the effect of share-based payment transactions on our profit or loss account and on our financial position as stated in paragraphs 50 to 52 of IFRS 2.

Note 54— Geographical and Segment Reporting, page F-96

26. Please revise to disclose whether your geographic segments have been determined based on the location of customers or the location of assets. In addition, please provide the disclosures required by paragraph 71 or 72 of IAS 14, as applicable.

Response

As the Bank is a multi-national group, our accounting policy for segment reporting is that the geographic segment reporting be determined based on the location of the assets as presented in Note 54.

In regards to paragraph 71 of IAS 14, we confirm to the Staff that we do not have any customers for which their location is different than the location of our assets and for which our aggregate revenue from such customers is 10% or more of our total revenues.

Finally, in regards to paragraph 72 of IAS 14, we confirm to the Staff that we do not have any assets that are located in a different geographical area than our customers and for which our revenue from such customers is 10% or more of our total revenues.

Therefore, we believe the disclosures required by paragraph 71 or 72 of IAS 14 do not apply to our Group and that we have provided all required geographical and segment reporting information.

27. Please revise to present the following information for each reportable segment:

  Total assets held for sale at each reporting period as required by paragraph 41 (d) of IFRS 5;
  Net income attributable to continuing operations separately from discontinued operations as required by paragraph 52 of IAS 14; and
  Total amount of expenditures made for assets expected to be used during more than one period as required by paragraph 57 of IAS 14.

Response

  Total assets held for sale at each reporting period as required by paragraph 41 (d) of IFRS 5;

At December 31, 2005 and 2004, our assets held for sale were €336 million and €2,097 million, respectively (0.04% and 0.3% of our total assets at those dates). We considered these figures not to be material as to disclose them in the summarized balance sheets by segments. To comply with paragraph 41 (d) of IFRS 5, in future filings we propose to give this information broken down by segment, if the amount is material.

  Net income attributable to continuing operations separately from discontinued operations as required by paragraph 52 of IAS 14; and

Net income from discontinued operations is not material (please, refer to our consolidated statement of income) and hence it has not been separately disclosed. As it appears in the schedule in page F-98, our profit for the year from discontinued operations would result from the difference between the captions “Consolidated profit for the year” and “Profit from continuing operations.” To comply with paragraph 52 of IAS 14, in future filings we propose to separately disclose this information, if the amount is material.

  Total amount of expenditures made for assets expected to be used during more than one period as required by paragraph 57 of IAS 14.

Expenditures made for assets expected to be used during more than one period amounted €2,445 million and €3,083 million during 2005 and 2004 (over total assets of €809,107 million and €664,486 million as of year end 2005 and 2004, respectively), as disclosed in our consolidated statement of cash flows (refer also to notes 16 and 17 of our financial statements). In future filings we propose to report this information broken down by segment, if the amount is material.

Notes 57— Transition to International Financial Reporting Standards, page F-108

28. We note that you recorded adjustments to your allowance for credit losses and your provision for pensions at the date of transition to IFRS. Please tell us how you considered the guidance in paragraphs 31-33 of IFRS 1 in determining whether such changes in estimates represented errors in previously issued financial statements. In addition, please revise to more clearly disclose the differences between your current and former accounting policies that caused a revision to such estimates.

Response

In regards to allowance for credit losses, the allowance for credit losses have changed as a result of the first-time adoption of IFRS. Under our previous (Spanish) GAAP we were required to calculate our loan losses provisions based on specific statistical percentages applied over certain portfolios as specifically required by the Bank of Spain (old Circular 4/1991). As a consequence of the adoption of IFRS, the Bank of Spain issued a new Circular that all Spanish Credit Institutions are required to follow. As it relates to provision for credit losses at date of transition to IFRS; the Circular states:

“The balance of the allowances and provisions for credit risk, insolvency risk and country risk, existing as at January 1, 2004, shall be applied first to the specific allowance or provision for credit risk, to cover both insolvency risk and country risk, calculated in accordance with Annex IX. The excess shall be used for the general allowance or provision, the amount of which shall be within the limits indicated in section 29.c) of such Annex. The shortfall or excess in the allowances or provisions shall be recorded against reserves”.

The application of that guidance to our portfolio resulted in the need to recognize an additional amount for the shortfall in the loan allowances, which we do not believe represents an error but a change resulting from applying a revised methodology as required by the Bank of Spain. Additionally, we deem the amounts not to be material given the tremendously large amounts of loan balances held by the Bank at any period end. Any slight change in any of our assumptions would cause a significant change in our calculation for allowance for credit losses.

In regards to provision for pensions, there were no changes in estimates and we refer the Staff to our answer to comment 30 below where we discuss the accounting for pensions under IFRS and US GAAP.

29. We note that you recorded adjustments to your opening balance sheet at the date of transition to IFRS related to derivative transactions. Please revise to clearly disclose that hedging relationships designated under previous GAAP that do not qualify for hedge accounting under IAS 39 are not reflected in your opening IFRS balance sheet. Refer to paragraphs 29-30 of IFRS 1.

Response

We have not reflected any hedging relationships in the IFRS opening balance sheet that qualified for fair value hedge accounting under previous Spanish GAAP but not under IFRS.

We inform the Staff that a statement of compliance with paragraph 29 of IFRS 1 is not required under IFRS and we propose to include in future filings the text above.

Note 58.3 —Net Income and Stockholder’s Equity reconciliations between IFRS and US GAAP

30. We note that your reconciliations of net income and stockholders’ equity between IFRS and US GAAP do not contain a reconciling item related to pensions. Please explain to us how you considered the guidance in IAS 19 and SFAS 87 in determining whether there were any differences in your accounting for pensions under IFRS as compared to US GAAP.

Response

Until the adoption of IFRS, there were differences in the accounting policies under Spanish GAAP and US GAAP (basically, the “corridor approach”). The amount of such difference in fiscal years prior to 2005 was within the corridor range established under US GAAP, and thus there was no need to incorporate any homogenization adjustment.

We refer the Staff to our response to comment 13 above, where we discuss that the 5 year period used under the corridor approach to calculate actuarial gains and losses is always less than the average remaining working life of the employees participating in the plan.

Moreover, at the beginning of fiscal year 2005, as IFRS compared to US GAAP created even fewer differences in the recording of provisions for pensions, there was no need to record homogenization adjustments, as these adjustments fall within the corridor range established under US GAAP.

Notes to the Net Income and to the Stockholders’ Reconciliation

31. Please note that the reconciliations of net income and shareholders’ equity should be in sufficient detail to allow an investor to determine the differences between an income statement and balance sheet prepared using IFRS (or prior GAAP) and those prepared using US GAAP. With this in mind please revise the explanatory notes accompanying your reconciliations to:

  Clearly identify the primary differences contributing to each reconciling item,

  Quantify individual components to the extent that various factors contributed to the reconciling item, and
  Clearly describe the relevant accounting policies under both IFRS and US GAAP, highlight the major differences, and specifically explain how such differences resulted in a reconciling item.

Response

In relation to the comments above, we will revise the disclosures that we considered most significant to the reconciliation and we will include in the next filing as noted below:

a) Allowances for credit losses

Under IAS 39, as we described in Note 2.g) to the Consolidated Financial Statements1, a debt instrument not measured at fair value through profit or loss and in contingent exposures classified as standard are considered to be impaired – and therefore its carrying amount is adjusted to reflect the effect of its impairment – when there is objective evidence that events have occurred which give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

As a general rule, the carrying amount of an impaired debt instrument not measured at fair value through profit or loss and in contingent exposures classified as standard are adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the year in which the impairment is reversed or reduced by collection.

Impairment exists if the book value of a claim or a portfolio of claims exceeds the present value of the cash flows actually expected in future periods.

Impairment losses on these impaired assets and contingent liabilities are assessed as follows:

  Individually, for all significant debt instruments and for instruments which, although not material, are not susceptible to being classified in homogeneous groups of instruments with similar risk characteristics: instrument type, debtor’s industry and geographical location, type of guarantee or collateral, and age of past-due amounts, taking into account: (i) the present value of future cash flows, discounted at an appropriate discount rate; (ii) the debtor’s financial situation; and (iii) any guarantees in place.

  Collectively in all other cases.

Additionally, we recognize an impairment allowance for credit losses when it is probable that a loss has been incurred and taking into account the historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are the incurred but not specifically identified losses as at the date of the financial statements, calculated using statistical procedures

The Group, in recognizing the inherent losses in debt instruments measured at amortized cost and in contingent exposures classified as standard, takes into account its historical experience of impairment and the other circumstances known at the time of assessment and has developed internal risk models, based on historical information available for each country and type of risk (homogenous portfolios). Nonetheless the aforementioned internal models, as an explicit requirement of the Bank of Spain, until the Spanish regulator and supervisory authority has not satisfactorily verified such internal models, the coverage of insolvencies incurred but not specifically identified must be calculated as indicated by the methodology established by Bank of Spain (see Note 2 g).

[1] Please, note that we respectfully request the Staff to allow inclusion of our response to comment 10 above, in future filings.

The provision for credit losses recorded by the Santander Group as at December 31, 2005, taking into account the methodology as established by Bank of Spain, was €8,213 million.

The Bank has included in the reconciliation of stockholders equity and net income a difference between IFRS and US GAAP related to the determination of allowance losses not allocated to specific loans, basically due to:

  Under IFRS we use “peer group” information as developed by the Bank of Spain in the calculation of allowances for inherent losses incurred but not yet identified, until the Bank’s internal risk models are reviewed and approved by the Bank of Spain.

  Under US GAAP, pursuant to SFAS 5, Accounting for Contingencies (SFAS 5) and paragraph 3 of Financial Accounting Standards Board (FASB) Interpretation No. 14 (FIN 14), Reasonable Estimation of the Amount of a Loss we calculate credit losses based on our internal risk models using the best estimates, after considering our experience, the information about debtors profiles and appraisal of the receivables in light of the current economic environment at the balance sheet date.

Accordingly, we have recorded an adjustment between US GAAP and IFRS which caused a decrease of €[ ], €302,033 thousand and an increase of €509,042 thousand to our income statement in 2006, 2005 and 2004, respectively. The effect in shareholders’ equity is a reduction in shareholders’ equity for US GAAP of €[ ] €854,750 thousand and €1,156,783 thousand in 2006, 2005 and 2004, respectively.

b) Investment securities

See response to comment 33.

c) Loans granted to purchase parent company shares

....

d) Goodwill and intangibles

See response to comment 35.

e) Premises and equipment

Under IFRS 1, paragraph 16, IG8-IG9, we are allowed to use as deemed cost the revalued amount of fixed assets under previous Spanish GAAP, which is something that US GAAP does not allow and thus creates the need for an adjustment.

Based on the above, the premises and equipment opening balance under IFRS is different from the balances carried under US GAAP since some real estate properties were revalued under previous Spanish GAAP (but not US GAAP), and thus their related depreciation would reverse through profit and loss and the fixed assets revaluation amount through equity. As a result, the depreciation of these fixed assets is calculated on the restated value (deemed cost) under IFRS. This valuation is also considered when calculating profits on sale of fixed assets. Under US GAAP these assets are valued at cost.

The adjustment to net income reflects the reversal of the additional depreciation on the revalued premises and equipment, corrections to profits on sale and, if necessary, corrections to the value of the premises. The related deferred tax asset is being recorded in income in the years in which the relevant deductions are allowed for income tax purposes. The adjustment to Stockholders’ Equity also reflects the reversal of all unamortized revaluation surpluses.

f) Derivative instruments

See response to comment 36.

g) Securitizations

.....

h) Income taxes (SFAS No. 109)

.....

i) Other Comprehensive Income (SFAS 130)

.....

a) Allowances for credit losses, page F-l26

32. We note your disclosure that reconciling items exist between IFRS and US GAAP with respect to your allowance for credit losses related to the determination of allowance losses not allocated to specific loans. Please provide us with:

  a detailed description of your group methodology for the estimation of incurred but not identified loan losses under IFRS;
  a detailed description of your methodology for calculating a general loan loss reserve under US GAAP on a group-wide basis;
  explanation as to what you mean when you state that the loan loss allowance under US GAAP should represent the best estimate of probable losses in “possible scenarios”;
  an enhanced discussion of the statistical percentages obtained from historical trends as determined by the Bank of Spain guidance and an explanation as to why these statistical percentages would be considered in your methodology under IFRS but not under US GAAP; and
  the specific US GAAP and IFRS guidance relied upon to support your conclusion that differences in application and estimation of the allowance for loan losses exist.

Response

In response to the five bullet items in the comment above, we have prepared the following responses presented in the same order as above with the Staff’s comments in bold and underlined.

  a detailed description of your group methodology for the estimation of incurred but not identified loan losses under IFRS;
  a detailed description of your methodology for calculating a general loan loss reserve under US GAAP on a group-wide basis;

With the purpose to determine the amount for allowance losses not allocated to specific loans, in applying both IFRS and US GAAP, we have established only one internal methodology model, as described in answer to comment 10 above.

We have developed our internal risk model, based on historical information available for each country and type of risk (homogenous portfolios); a full disclosure of our credit risk management system is included in the Forepart of our Form 20-F Item 11. Quantitative and Qualitative Disclosures about Market Risk Part 3. Credit Risk pages 165 – 184; and a full disclosure of our internal methodology model is disclosed in answer to comment 10 above.

The application of the internal risk models in calculating the allowance losses not allocated to specific loans generates a range of results that in its prudent calculation coincides with the requirements established by the Bank of Spain and for which the most probable amount is that for the recorded provisions under US GAAP.

  explanation as to what you mean when you state that the loan loss allowance under US GAAP should represent the best estimate of probable losses in “possible scenarios”;

The statement described above was intended to inform the reader of the significant sensitivity of our credit loss calculation to changes in assumptions when applying SFAS 5 as interpreted by FIN 14. As described in comment 10, (Exposure, Default Probability and Severity) are components of the calculation, and slight changes in those assumptions would impact the amount of the allowance. However, we believe that we have a reasonable basis, through our historical experience and understanding of the economic environment of the countries in which we operate, to determine that certain assumptions are more likely than others. We have used those most likely assumptions in determining the amount of the credit loss allowance for US GAAP purposes. As described in comment 31 we propose to revise our disclosure in future filings to clarify the above intention.

  an enhanced discussion of the statistical percentages obtained from historical trends as determined by the Bank of Spain guidance and an explanation as to why these statistical percentages would be considered in your methodology under IFRS but not under US GAAP; and

For US GAAP purposes, as we discussed in comment 31, we used our internal risk models that were developed by dividing the loan portfolio into different segments; each segment contains loans with similar characteristics, such as risk classification, collateral type, past-due status, economic environment (i.e. country), type of loan (e.g. mortgage loans or credit card loans) and counterparty type (e.g. consumer, commercial or sovereign).

We have considered our own historical experience and the observable data information available over the economic environment for which we should adjust our historical information.

We believe that the methodology described above is consistent with the guidance described in the AICPA Accounting Guidance for Banking Industry.

The methodology established by the Bank of Spain in the determination of the level of provisions required to cover inherent losses, is defined in Annex IX of the Circular as “losses incurred as at the date of the financial statements, calculated employing statistical methods, which are yet to be assigned to specific operations”.

As previously discussed (see our response to comment 10 above), Spanish financial entities can not apply their own internal risk models to calculate the inherent losses in preparing their primary financial statements until such models are approved by the Bank of Spain. Due to the review and approval schedule set forth by Bank of Spain, the internal risk models of the Bank have not been approved as of our date of filing. Consequently, we have followed for IFRS the interpretative guidance included in the Circular and not used our internal models. As described in response to comment 1, the Bank of Spain has explicitly stated that all the guidance in the Circular complies with IFRS.

  the specific US GAAP and IFRS guidance relied upon to support your conclusion that differences in application and estimation of the allowance for loan losses exist.

We believe that this GAAP difference is supported by the following literature under US GAAP and IFRS:

•

Under US GAAP we believe that the methodology in developing our internal risk models is consistent with the guidance described in AICPA Accounting Guidance for Banking Industry for identified loans that are to be evaluated for collectibility.

•	We also considered the view points included in EITF Topic D-80 Application of FASB Statement 5 and 114 to a loan portfolio which state in part:

o	Arriving at an appropriate allowance involves a high degree of management judgment and results in a range of estimated losses.
o	Institutions should maintain prudent, conservative, but not excessive, loan loss allowances that fall within an acceptable range of estimated losses. Consistent with GAAP, an institution should record its best estimate within the estimated range of credit losses, including when the best estimate is at the high end of the range.
o	When determining the level for the allowance, management should always ensure that the overall allowance appropriately reflects a margin for the imprecision inherent in most estimates of expected credit losses (footnote omitted).
o	Simply because a portion of the allowance is designated as "unallocated," it is not thereby inconsistent with GAAP. The important consideration is whether the allowance reflects an estimate of probable losses, determined in accordance with GAAP, and is appropriately supported.
o	Allowance estimates should be based on a comprehensive, well-documented, and consistently applied analysis of the loan portfolio.

As described above our calculation should be based on the best estimate within the estimated range of credit losses. Moreover, paragraph 23 of SFAS 5 states the following:

“Whether the amount of loss can be reasonably estimated (the condition in paragraph 8(b)) will normally depend on, among other things, the experience of the enterprise, information about the ability of individual debtors to pay, and appraisal of the receivables in light of the current economic environment. In the case of an enterprise that has no experience of its own, reference to the experience of other enterprises in the same business may be appropriate. In case of an enterprise that has no experience of its own, reference to the experience of other enterprises in the same business may be appropriate”.

We believe that use of “peer group” statistical assumptions, as required by the Bank of Spain for our IFRS would not be appropriate, even when the amount falls within an acceptable range of estimated losses, as we believe that the amount does not correspond with the best estimate of loan losses. Consequently, for US GAAP purposes we have used our own appropriately adjusted experience in determining the allowance for loan losses.

•	Under IFRS, we have considered the guidance in paragraphs 59, 63 and 64 of IAS 39 as interpreted by the Bank of Spain in Annex IX of the Circular.
•

In our current circumstances the Circular requires the use of “peer group” statistical percentages and a particular credit risk segmentation of the loan portfolios, until the time in which our internal risk models have been reviewed and approved by the Bank of Spain.

As a result, the loan allowances not allocated to specific loans, as determined by the Bank of Spain’ guidance, result in a higher amount than those determined following the guidance described for US GAAP.

We respectfully propose to revise in future filings our disclosure as provided in our response to comment 31 above.

b) Investment securities, page F-127

33. Please revise to more clearly explain the adjustment presented to reconcile amounts related to investment securities under IFRS to amounts reported under US GAAP. Specifically address the following in your revised disclosures;

  Clarify exactly how your equity investments of more than 3% and less than 20% are classified (i.e. trading, available-for-sale or held-to-maturity) and accounted for (i.e. cost, fair value or lower of cost or market) under SFAS115;
  Clarify how such investments are classified and accounted for under IFRS;
  Explain how your prior accounting for these investments under Spanish GAAP would have an impact on the amounts recorded under IFRS that would result in a reconciling item to US GAAP. We note that paragraph 104 of IAS 39 requires the standard to be applied retrospectively. Therefore it is not clear to us why the carrying value of these investments under Spanish GAAP would be relevant after the adoption of IAS 39.

Response

In response to comments above, we will replace Note 58.3. b on page F-127 in future filings with the enhanced note below (the note has been extracted from our Form 20-F page F-127 and changes are underlined; irrelevant information has been deleted):

b) Investment securities

In this item we consider the adjustments that arise from different cost in securities, either they arise from previous Spanish GAAP or from the different accounting treatment of impairment losses under IFRS or US GAAP (i.e. IFRS permit to register as an income the recoveries in value of past impairments).

Under IFRS, the criteria for presentation, valuation and recognition of debt and equity instruments are those disclosed in Note 2.c) and 2.d).

During the first-time adoption of IFRS, the recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to IFRS).

1- Different cost in debt and equity securities:

Under previous Spanish GAAP, some investments in listed affiliated companies in which the Group held an ownership interest of more than 3% and less than 20% were accounted for by the equity method. Under US GAAP, the Group’s investments in these companies were accounted for as indicated by SFAS No. 115. As a result of the first-time adoption of IFRS, such investments were classified as “Available for sale financial assets” and valued in accordance to IAS 32 and 39, for which the IFRS accounting treatment of new and former investments in affiliated companies is identical to that under US GAAP.

In previous years this adjustment reflected the changes in the valuation of these holdings from the equity accounting method to the lower of cost or market value (available-for-sale securities under previous Spanish GAAP classification). Subsequently, an additional adjustment was made to meet SFAS 115 requirements. Currently, this adjustment reflects the reversal of those impairments upon sale of the corresponding investments, recorded prior to January 1, 2004 (transition date); in determining other than temporary impairments realized in accordance to SFAS 115, for both debt and equity instruments.

In this regard, historical differences in the amortized cost of past investments in affiliated companies, debt securities and available for sale financial assets remain (the amortized cost is higher under IFRS than it is under US GAAP) and therefore, at the time of their sale, the capital gains resulting will be lower under IFRS than under US GAAP.

The 2005 reconciliation item reflects the adjustment to the profit on sale of our holdings in Royal Bank of Scotland Group plc and Commerzbank AG (2.57% and 3.38% of their capital respectively, see Note 8) and maintains differences between IFRS and US GAAP on the holdings recorded under previous Spanish GAAP, due to different valuation criteria used prior to January 1, 2004.

The 2004 reconciliation adjustment also adjusts the profit on sale of disposal of the total investment (2.51% stake) in Royal Bank of Scotland Group plc. due to different cost basis under IFRS and US GAAP of the former investment.

2- Different treatment of impairment losses under IFRS or US GAAP in debt securities

The Group conducts reviews to assess whether other-than-temporary impairment exists. These reviews consist of (i) the identification of the securities that maintain impairments during the last six months, and (ii) the determination of the value of the impairment that is not expected to be recovered. Changing global and regional conditions and conditions related to specific issuers or industries could adversely affect these values. Changes in the fair values of trading securities are recognized in earnings.

Additionally, under IFRS when there is evidence that a reduction in the fair value of a debt security is due to impairment, the unrealized loss is charged to net income but, if afterwards it recovers its value the impairment losses are subsequently reversed to net income.

Under US GAAP impairment losses cannot be reversed and the criteria to determine if other-than-temporary impairment exists are different.

d) Goodwill and Intangibles, page F-128

34. Please revise to more clearly explain the factors contributing to the differences in net income under IFRS and US GAAP related to goodwill. For example, clearly explain why under US GAAP goodwill impairments related to your investments in Venezuela and Colombia were recorded in prior years. In addition, explain why goodwill related to Union Fenosa S.A. was lower under US GAAP than under IFRS, thereby causing a net income reconciliation adjustment in 2005.

Response

See answer 35 below.

35. Please revise to separately quantify and provide more detailed explanations of the main differences in goodwill between IFRS and US GAAP. For each identified difference clearly explain the accounting treatment under IFRS (or prior GAAP) and the accounting treatment under US GAAP. For example, clarify what you mean when you say that “different criteria to value the acquisition price” of Abbey generated more goodwill under IFRS than under US GAAP, If this difference is the result of different measurement dates under IFRS compared to US GAAP, revise to clearly state this fact.

Response

In page F-128 of our 2005 Form 20-F we explain that the stockholders’ equity adjustment is composed of “historic” differences that do not reverse until the investments are sold and we describe the main reasons that caused these differences. Additionally, a detailed disclosure of each difference is included in our forms 20-F for the years when a particular event takes place, as we have done in the past.

We believe that these disclosures are enough to explain the historic goodwill differences to an investor who regularly follows our Form 20-F, but we acknowledge that the disclosures included in a single Form 20-F may not be complete. Nevertheless we believe it would be confusing to include in the notes to our reconciliation information that is not related to changes produced in the years reported.

In connection with Abbey’s acquisition, we confirm that the reference to “different criteria to value the acquisition price” refers to the different quotation as of the measurement dates considered under IFRS (date of approval of the capital increase (date at which control transferred per IFRS 3)) and US GAAP (dates around the agreement and announcement of the offer (pursuant to the guidance in EITF 99-12)).

We propose to include in future filings in the notes to our reconciliation enhanced explanations related to net income and to changes in the stockholders’ equity reconciliation items only for the reported years, and create a specific goodwill note under “58.6 Additional disclosures required by US GAAP” with the explanation of “historic” differences and the tables which show changes in goodwill and in other intangible assets.

Our note d) to reconciliation to US GAAP and the additional “Goodwill and Other Intangible Assets” is proposed to read as follows in future filings:

d) Goodwill and Intangibles

As disclosed in Notes 57.d.vi) and 58.2 to our financial statements, in the first adoption of IFRS we used the goodwill existing under our previous Spanish GAAP at January 1, 2004, recalculating its value from euros to local currency as of the date it arose.

Most of the goodwill differences between IFRS and US GAAP came from differences that already existed under previous Spanish GAAP. These differences only appear in net income when we sell our holding or when there is a different impairment write-off. In the meantime they are reflected as differences in our stockholders’ equity. For information about the main differences that remain unchanged in the reported periods, see Note 58.6. [ ] Goodwill and Other Intangible Assets.

The 2004 net income reconciliation adjustment is due to goodwill impairments made under IFRS related to investments in Venezuela and Colombia. Under US GAAP those impairments were recognized as a loss in prior years.

Net income differences from goodwill relating to our investment in Venezuela and Colombia come from differences originated in prior years. In 1997, goodwill relating to our investment in Venezuela was charged to income under our previous Spanish GAAP but not under our US GAAP reconciliation. From 1998 to 2001 our investments in Colombia and Venezuela were amortized under US GAAP but were booked in different currencies (euros under previous Spanish GAAP and local currency under US GAAP), producing differences in the amounts spent. Later, when SFAS 141 became effective (in June 2001), we faced two different goodwill impairment tests (US GAAP and previous Spanish GAAP), producing even more differences. Finally, when we changed from our previous Spanish GAAP to IFRS, we recalculated our goodwill (from euros to local currency as of the date it arose) and performed impairment tests over the new values resulting in write-downs. Under US GAAP no write-downs were needed.

For the purposes of the reconciliation to US GAAP, the Group conducted a goodwill impairment test according to SFAS 142. The procedure followed to calculate it is:

  First, reporting units are determined.
  Second, goodwill is allocated to the reporting units. This criterion is different from the allocation criteria followed in the business segment information presented in Note 54, where all the goodwill is allocated to the non-operating segment (Financial Management and Equity Stakes segment). Impairment testing is not possible without this goodwill allocation.
  Third, the Group follows the two step process as set out in SFAS 142 to identify and measure any impairment loss.

The 2005 net income reconciliation adjustment reflects mainly the adjustment to the profit on sale of our holding in Unión Fenosa S.A. (see Note 3).

The net income differences from goodwill of our investment in Unión Fenosa S.A. also come from differences that arose years ago. Our holding in Unión Fenosa S.A. was acquired in 1999 through the purchase of Banco Central Hispano S.A. (under Previous Spanish GAAP this business combination was accounted for as a merger). Until the third quarter of 2002 our stake was lower than 20%, and it was accounted for by the equity method under previous Spanish GAAP and “as available for sale” in our reconciliation to US GAAP. As a result of that different accounting treatment, net income from goodwill of our investment in Unión Fenosa S.A. was higher under previous Spanish GAAP than under US GAAP. In 2002 we increased our stake above 20% and the investment was accounted for by the equity method under both accounting standards, but the goodwill was valued differently in each one. Finally, when we changed from previous Spanish GAAP to IFRS, we maintained the value of the goodwill from our previous Spanish GAAP. In 2005 when we sold our investment in Unión Fenosa S.A. we wrote-down its goodwill to calculate the profit in sale, which was higher under US GAAP (by an amount similar to the net income anticipated under previous Spanish GAAP and recognized as retained earnings under IFRS).

58.6.[ ] Goodwill and Other Intangible Assets

The main differences that explain the goodwill reconciliation item are those that arose with the acquisition of Abbey (2004), the purchase of Banco Central Hispano (1999) and the acquisition of Banesto (1994 and 1996) but there are many others that date from several years ago. The quantification of the differences is shown below:

Summary of Goodwill differences between US GAAP and IFRS, as of December 31, 2005

	US GAAP	IFRS	Difference
Purchase/merger of/with Banco Central Hispano	1,983,009	-	1,983,009
Acquisition of Banesto	2,031,277	380,008	1,651,269
Purchase of Abbey	7,271,397	8,740,560	(1,469,163)
Others	5,580,066	4,897,677	682,389

Total	16,865,749	14,018,245	2,847,504

Abbey: The acquisition of Abbey is described in note 58.6 H) to our consolidated financial statements. In this note we explain that the different criteria to value the acquisition price of Abbey was the different date of quotation used under IFRS (quotation of October 20, 2004, last business-day prior to the date of approval of the capital increase) and under US GAAP (quotation of days around the agreement and announcement of the offer in July 2004).

Banco Central Hispano: In 1999 Banco Santander and Banco Central Hispano merged. Under previous Spanish GAAP at that date no goodwill was registered. Under US GAAP this business combination was accounted for using the purchase method. The reconciliation adjustments made to change to purchase accounting included euros 2,812,262 thousand of goodwill on the purchase, of which euros 459,330 thousand were allocated to premises and equipment, euros 118,940 thousand to deferred taxes and euros 250,983 thousand were amortized on a straight-line basis until SFAS 142 became effective.

Banesto: On August 1994 Banco Santander acquired 73.45% of Banesto from the Deposits Guarantee Fund for Euro 1,884 million with the obligation to offer tranche B at Euro 2.4 per share to other shareholders of Banesto (13.27% of its capital) and with the obligation to keep a minimum of 30% at least during 4 years. The Bank’s stake in Banesto for the years 1995, 1996 and 1997 was 53.18%, 52.6% and 49.25% respectively.

On February 19, 1998, the Board of Directors of Banco Santander resolved to launch a tender offer to acquire shares of Banesto, in order to raise its holding to 100% of the capital stock. The goodwill that arose from the tender offer to purchase shares of Banesto (Euro 2,544 million) was amortized under previous Spanish GAAP with a charge to the additional paid-in capital resulting from the capital increase carried out for that purpose. According to Bank of Spain’s authorization, the Bank was required to restore the reserves netted against goodwill if it sold its stake in Banesto. For US GAAP purposes, this goodwill was amortized on a straight-line basis over a 20 year period, registering an expense of €127 million per year until SFAS 142 became effective.

In November 2002 Banesto made a capital increase which was not subscribed by the Bank. Instead the Bank sold its preemptive rights to the new shareholders, making a profit. Following the agreement with Bank of Spain, the Bank restored reserves by €271 million that were not included in Net Income under previous Spanish GAAP. Under US GAAP both goodwill and profit on the sale of the preemptive rights were adjusted.

In summary, the difference between IFRS and US GAAP goodwill is mainly the 2.544 million which were netted against paid-in capital, less its amortization until December 2001, less the adjustment related to the sale of the preemptive rights.

Others: There are other transactions that have resulted in small differences between IFRS and US GAAP figures. Most of them arose many years ago, and were originated by differences between previous Spanish GAAP and US GAAP.

The movements of our goodwill during 2005 were as follows:

Changes in goodwill

Thousand of Euros	IFRS	US GAAP	Difference

Initial balance	15,090,541	15,973,862	(883,321)
Acquisitions & sales	60,113	60,094	19
Reclassifications	(1,856,227)	218,109	(2,074,336)
Exchange differences	723,818	613,684	110,134
Year end balance	14,018,245	16,865,749	(2,847,504)

The main difference between IFRS and US GAAP movements was due to the early assessment of Abbey’s intangibles assets made in US GAAP in 2004.

The components of intangible assets other than goodwill under IFRS were as follows:

Thousand of Euros	Estimated Useful Life	December 31, 2004	Additions & Sales, net of exchange differences	Definitive assessment of acquisitions	Amortization & Impairments	December 31, 2005

With indefinite
useful life:
Brand name
(Abbey)		566,000	-	(106,320)	-	459,680

With finite
useful life:
Customer
deposits (Abbey)	10 years	1,451,000	-	(193,157)	-	1,257,843
Credit cards
(Abbey)	5 years	33,000	-	2,021	-	35,021
Distribution
channels
(Abbey)		25,692	-	(25,692)	-	-
IT developments	3 years	815,949	391,657	-	-	1,207,606
Other assets		77,724	(19,564)	105,039	-	163,199
Accumulated
amortization		(394,132)	88,639	-	(398,852)	(704,345)
Impairment
losses		(67,921)	(9,080)	-	(130,977)	(207,978)

		2,507,312	451,652	(218,109)	(529,829)	2,211,026

The acquisition of 100% of Abbey generated goodwill under US GAAP lower than the IFRS calculation. Additionally, after this initial calculation, some intangible assets were valued and identified further reducing the US GAAP goodwill by €1,358,192 thousand (€1,714,245 thousand as revised in 2005 using acquisition exchange rates). These include trademarks & trade names and core deposits. Additionally, in the reconciliation to US GAAP, €1,232,658 thousand of Present Value of Future Profits of Abbey’s insurance business have been considered as other Intangible Assets, with an estimated life of 13 years (see Note 58.6. H).

f) Derivative instruments, page F-129

36. You disclose that IFRS and US GAAP differ in the accounting for derivative transactions, namely differences in designation requirements and hedge accounting. You refer to Note 58.2 for a summary of the accounting criteria; however this summary does not provide sufficient information to explain the accounting differences. Please revise your disclosure to more clearly explain the specific differences between IAS 39 and SFAS 133 that have resulted in reconciling items to net income and/or stockholders’ equity between IFRS and US GAAP. For example, please disclose the following:

  Describe the types of derivative transactions that qualify for hedge accounting under IAS 39 but not under SFAS 133 and explain the reasons that such transactions qualify under one standard but not the other;
  Describe the methods used to assess hedge effectiveness that you have determined are not appropriate under SFAS 133; and
  Describe the valuation adjustments that are allowable under IAS 39 but not under SFAS 133.

Response

In response to the three bullet items in the comment above, we have prepared the following responses presented in the same order as above with the Staff’s comments in bold and underlined.

  Describe the types of derivative transactions that qualify for hedge accounting under IAS 39 but not under SFAS 133 and explain the reasons that such transactions qualify under one standard but not the other;

The hedging relationships that have been discontinued under US GAAP are primarily due to the fact that the requirements for hedge accounting under US GAAP as described below are more restrictive than IAS 39, Financial Instruments: recognition and measurement, on the types of risks that we may hedge.

SFAS 133, Accounting for derivatives instruments and hedging activities, paragraph 21.f. states that the risks being hedged can only be one of (or a combination of):

(a) The risk of changes in the overall fair value of the entire hedged item,
(b) the risk of changes in its fair value attributable to changes in the designated benchmark interest rate (referred to as interest rate risk),
(c) the risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk) and
(d) the risk of changes in its fair value attributable to both changes in the obligor's creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item's credit sector at inception of the hedge (referred to as credit risk).

The same paragraph states that an entity may not simply designate prepayment risk as the risk being hedged for a financial asset unless it is represented by an embedded option in the hedged instrument. IAS 39 does not have a similar limitation regarding the risks that can be hedged. Therefore, specific documentation may have to be prepared for US GAAP purposes. Consequently, for certain of our IFRS designations, the hedging instruments that we entered into do not meet the requirements for US GAAP and consequently, we do not apply hedge accounting for US GAAP.

Additionally, from January 1, 2005 and due to the administrative burden associated with complying with the requirements of IAS 39 and SFAS 133, Abbey National ceased to claim any hedge accounting for US GAAP purposes and de-designated all its hedges under US GAAP. Therefore we reversed the effects of the hedge accounting claimed under IFRS that relates to Abbey in our US GAAP reconciliation.

With the purpose to clarify and adequately explain these differences, we will revise the disclosures in Note 58.3. f for future filings as noted below.

  Describe the methods used to assess hedge effectiveness that you have determined are not appropriate under SFAS 133; and

Even though the methodology to assess the hedge effectiveness is the same under both IFRS and US GAAP, there are certain adjustments made in order to validate the hedge effectiveness that is permitted under IFRS and not under US GAAP. Therefore, those are the adjustments that are reversed to validate the hedge effectiveness under US GAAP. In this regard, IFRS 39.F.2.17, Financial instruments: recognition and measurement, allows us to designate a hedging instrument as hedging only a portion of the time period to maturity, and therefore adjust the effectiveness test to comply with the hedging objective. Under US GAAP such hedges are possible although in practice rare because of the difficulty to meet the effectiveness criteria in fair value partial term hedge due to the fact that the adjustment effectiveness is reversed.

With the purpose to clarify and adequately explain these differences, we will revise the disclosures in Note 58.3. f for future filings as noted below.

  Describe the valuation adjustments that are allowable under IAS 39 but not under SFAS 133.

With respect to the valuation adjustments, we were trying to refer to the hedge effectiveness adjustments as explained in responses above. In order to clarify and adequately explain these differences, we propose to revise the disclosures in Note 58.3. f for future filings as noted below.

Additionally, we will revise Note 58.2 “Derivative instruments and hedging activities” on page F-121 and Note 58.3. f on page F-129 in future filings with the enhanced notes below (the notes have been extracted from pages F-121 and F-129 of our Form 20-F and changes are underlined; irrelevant information has been deleted):

Derivative instruments and hedging activities (See Note 2.d.v)
All derivatives are recognized either as assets or liabilities on the balance sheet and measured at their fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation as Trading or Hedging (of Cash Flow, of Fair Value or of a foreign currency investment exposure).	Accounting for derivatives under US GAAP is similar to that of IFRS. There are however differences in their detailed application.

f) Derivative instruments

The Group uses derivative financial instruments for trading purposes and to hedge risk exposures. Derivatives accounted for as hedging operations include instruments that meet specific criteria required by Bank of Spain regulations which are in accordance with IAS 39. Derivatives accounted for as trading operations include instruments held for trading purposes and those that do not meet our hedging requirements. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.d.v to the financial statements.

For US GAAP purposes, SFAS No. 133 establishes similar criteria to account for derivatives, including embedded derivatives, and derivative instruments used for hedging activities.

Nevertheless, IFRS and US GAAP differ, in certain respects, in the requirements for hedge accounting for these transactions; accordingly, all hedge accounting will need to be separately considered under each GAAP to ensure that the respective rules under IFRS and US GAAP are satisfied. See Note 58.2 for a summary of the accounting criteria.

In the Group, the use of derivatives for trading purposes is subject to clearly defined limits (at all levels: trader, entity, business segment, country, etc.) and controlled using Value at Risk (VaR) methodology. Derivatives are also used for hedging purposes when a reduction of risk is desired. However, risk reduction is not in itself sufficient to qualify for hedge accounting.

We have procedures in place that ensure that the requirements with respect to the designation as a hedge or speculative transaction, the documentation of the hedging relationship, the identification of hedged items and the hedging instruments, and the assessment and testing of hedge effectiveness are met under both GAAPs (IFRS and US GAAP).

Accordingly, the Group’s policies require that an effectiveness test is performed for each hedge position at inception and on a monthly basis. The Group has established the following effectiveness tests to ensure the effectiveness of each hedging relationship:

  Prospective test: Upon designation of a hedging relationship (as well as on ongoing basis), the Group must be able to justify an expectation that the relationship will be highly effective over future periods in achieving offsetting changes in fair value or cash flows, and;

  Retrospective test: At least quarterly, the Group must determine whether the hedging relationship has been highly effective in having achieved offsetting changes in fair value or cash flows through the date of the periodic assessment.

Only if the hedge effectiveness percentages are between 80% and 120% is the hedge considered to be highly effective. If the calculated percentages are outside this range the hedge is not considered to be effective and hedge accounting is discontinued (the hedging instruments are accounted for as speculative derivatives).

Additional information is collected to identify those hedges under IFRS that do not fully comply with SFAS 133 requirements (i.e. adjustments to effectiveness tests that are not suitable for US GAAP requirements). Accordingly, for US GAAP reconciliation purposes, only those transactions which fully comply with SFAS 133 requirements are considered to be hedge transactions.

The main differences included in the reconciliation between IFRS and US GAAP relate to the following:

  Some transactions that qualify as hedging relationships under IFRS are adjusted to speculative accounting under US GAAP: i.e. IFRS, in accordance to IAS 39 F.2.17 “Partial term hedging”, allows us to designate a hedging instrument as hedging only a portion of the time period to maturity and therefore adjust the effectiveness test to comply with the hedging objective.
  Under US GAAP such hedges are possible although in practice rare because of the difficulty to meet the effectiveness criteria in fair value partial term hedge due to the fact that the adjustment effectiveness is reversed.

  From January 1, 2005, and due to the administrative burden associated with complying with the requirements of IAS 39 and SFAS 133, Abbey National ceased to claim any hedge accounting for US GAAP purposes and de- designated all its hedges under US GAAP. Therefore we reversed the effects of the hedge accounting claimed under IFRS that relates to Abbey in our US
  GAAP reconciliation.

For more information about derivatives, see Notes 9, 11, 36 and 58.6. F.

Note 58.5—Consolidated financial statements, page F-133

37. In your Consolidated Statements of Income on page F-136 you disclose goodwill amortization of €138.2 million in 2004. Please tell us how you determined this presentation to be appropriate given that goodwill is no longer amortized under IFRS or US GAAP.

Response

We confirm to the Staff that during the first time adoption of IFRS, on January 1, 2004, we stopped amortizing goodwill.

However, we have erroneously kept the same line item as in prior year (“Amortization of Goodwill”), when the correct line item in the income statement should be entitled “Impairment of Goodwill”, as disclosed in the Consolidated Income Statements (page F-3) Note 17 and Note 58.3. d. of our Form 20-F.

We will change the line item title to “Impairment of Goodwill” in future filings.

Note 58.6- Additional disclosures required by US GAAP
J) Accounting for the Transfer and Servicing of Financial Assets and Extinguishment of Liabilities, page F-164

38. For each of the various securitization transactions and financing vehicles discussed, please revise to clearly disclose how such transactions are accounted for under both IFRS and US GAAP. Such disclosure will aid an investor in understanding the reconciling items to both stockholders’ equity and net income related to your securitization activities.

Response

We propose to include the enhanced disclosure below in future filings regarding securitization transactions and financing vehicles as accounted under both IFRS and US GAAP:

Under IFRS, as disclosed in Notes 2.e. and 58.2, the accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties. Hence, under SIC-12 a Special Purpose Entity is consolidated by the entity that is deemed to control it. Indicators of control include the Special Purpose Entity conducting activities on behalf of the entity or the entity holding the majority of the risks and rewards of the Special Purpose Entity.

Under US GAAP, as disclosed in Notes 58.2 and 58.5, the accounting treatment is similar. Nevertheless, according to SFAS 140, securitizations are derecognized in case of transfer of financial assets to a Special Purpose Entity that complies with certain stringent accounting requirements to be considered a Qualifying Special Purpose Entity and fall outside of FIN 46-R.

The balances of assets securitized at December 31, 2005 and December 31, 2004, under IFRS and US GAAP, were as follows:

	Thousands of Euros
	IFRS		US GAAP
	2005	2004	2005	2004

Accounted for as a sale:	6,065,484	8,254,325	27,533,454	26,939,525
Mortgage loans	2,897,250	3,946,942	24,365,220	22,632,142
Of which Abbey	-	-	21,467,970	18,685,200
Other securitized assets	3,168,234	4,307,383	3,168,234	4,307,383

Continued recognition of the assets	46,523,076	36,410,366	25,055,106	17,725,166
Mortgage loans	33,085,261	26,245,840	11,617,291	7,560,640
Of which Abbey	21,467,970	18,685,200	-	-
Other securitized assets	13,437,815	10,164,526	13,437,815	10,164,526

TOTAL	52,588,560	44,664,691	52,588,560	44,664,691

Under US GAAP, certain mortgage securitization vehicles are considered “qualifying special purpose entities” and fall outside the scope of FIN 46-R (see Note 58.5). Consequently, Santander Group treats its securitizations vehicles of mortgage loans that are considered qualifying special purpose entities as sales and, where appropriate, recognizes a servicing asset and an interest-only security (see Note 58.3. g). The servicing asset is amortized over the periods in which the benefits are expected to be received and the interest-only security is accounted for as an available for sale security, and is evaluated for impairment in accordance with EITF 99-20.

K) Stock Option Plans, page F-166

39. We note your disclosure that for US GAAP purposes you applied APB 25 to stock-based payment transactions through December 31, 2004 and adopted SFAS 123R on January 1, 2005 using the modified prospective approach. Please tell us whether you have identified any differences in your accounting for these transactions under IFRS as compared to US GAAP.

Response

As explained in our responses above to comments 23 and 24, the awards granted under the stock option plans outstanding as of January 1, 2005 vested before such date, and therefore are not required to be accounted under IFRS 2 or SFAS 123R.

All the stock options plans in force as of December 31, 2005 are accounted under IFRS 2 and SFAS 123R, respectively in each GAAP (IFRS and US GAAP). Since accounting and disclosure requirements are similar under both IFRS and US GAAP, there are no accounting differences for our stock option plans in force at December 31, 2005.

*  *  *  *

In addition, as requested, we acknowledge that:

  The Bank is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact José Antonio Álvarez at +34-91-289-32-80.

Very truly yours,

/s/ José Antonio Álvarez

José Antonio Álvarez
Chief Financial Officer

Cc:
Mr. Nicholas Adams Kronfeld, Davis Polk & Wardwell
Mr. Germán de la Fuente, Deloitte, S.L.
Mr. Manuel Arranz, Deloitte, S.L.
Mr. Javier Arizmendi, Banco Santander Central Hispano, S.A.

Exhibit I

We attach the following extract of the rules and formats referred to within our letter and as found in the Circular no. 4/2004, of 22 December 2004, Credit Institutions Public and Confidential Financial Reporting Rules and Formats.

SECTION TWO. INCOME STATEMENT

Rule fifty-six. Income statement

1.	In the individual income statement, income and expense shall be divided, according to their nature, into the following items:

a)	Interest and similar income: Comprises the interest accruing in the period on all financial assets with an implicit or explicit return, calculated by applying the effective interest rate method, irrespective of measurement at fair value; and the rectifications of revenue as a consequence of hedge accounting. Interest is recorded gross, without deducting any withholding tax.

b)	Interest expense and similar charges: Records the interest accruing in the period on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest rate method, irrespective of measurement at fair value; the rectifications of cost as a consequence of hedge accounting; and the interest cost attributable to pension funds. This item shall be broken down into:

(i)	Remuneration of capital having the nature of a financial liability: Includes the amount of the income on financial instruments that, although capital for legal purposes, do not meet the requirements for classification as equity.

(ii)	Other: Other interest and similar charges.

c)	Return on equity instruments: Includes the dividends and payments on equity instruments received or announced in the period out of profits generated by investees after the acquisition of the equity interest. The return shall be recorded gross, without deducting any withholding tax. This item shall be presented with the following breakdown:

(i)	Investments in associates: This includes, in the individual annual accounts only, the amount of dividends from associates.

(ii)	Investments in jointly controlled entities: This includes, in the individual annual accounts only, the amount of dividends from jointly controlled entities.

(iii)	Investments in group entities: This includes, in the individual annual accounts only, the amount of dividends from other group entities.

(iv)	Other equity instruments: This includes the amount of dividends from other investees.

d)	Fee and commission income: Comprises the amount of all fees and commissions accruing in favour of the entity in the period, except those that form an integral part of the effective interest rate on financial instruments.

e)	Fee and commission expense: Shows the amount of all fees and commissions paid or payable by the entity in the period, except those that form an integral part of the effective interest rate on financial instruments.

f)	Gains and losses on financial assets and liabilities (net): Includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest rate method and to allowances, recorded in the income statement; and the gains or losses obtained from the sale and purchase thereof, except those relating to investments in group entities, jointly controlled entities and associates, and to securities classified as held-to-maturity investments. This item is broken down, according to the category in which the financial instruments are classified for the purposes of measurement, into: “held for trading”, “other financial instruments at fair value through profit or loss”, “available-for-sale financial assets”, “loans and receivables” and “other”.

g)	Exchange differences (net): Shows the gains or losses on currency dealing and the differences that arise when monetary items in foreign currency are translated into the functional currency, when those resulting from non-monetary assets in foreign currency are recognised in the income statement at the time of their disposal and when assets of entities with a functional currency other than the euro are disposed of.

h)	Other operating income: Includes the income from other operating activities of credit institutions not included in other items, such as income arising from the exploitation of investment properties and operating leases (excluding the gains on their disposal), commissions on financial instruments that compensate for related direct costs, expenses recorded in the income statement due to their nature that are capitalised as part of the value of assets and those recovered through the provision of non-banking services.

i)	Personnel expenses: Comprises all the compensation of the personnel on the pay-roll, whether permanent or temporary, irrespective of their functions or activity, accruing in the period for whatever reason, including the current service cost in respect of pension schemes, compensation based on own equity instruments and expenses capitalised as part of the value of assets. The amounts paid by the Social Security System or other welfare entities, in respect of sick personnel shall be deducted from personnel expenses.

j)	Other administrative expenses: Shows the other administrative expenses of the period.

k)	Depreciation and amortization: Shows the depreciation and amortisation during the period, distinguishing between:

(i)	Tangible assets: Includes the amount of the depreciation of tangible assets that are depreciable, except those assigned to welfare projects.

(ii)	Intangible assets: Comprises the amount of amortisation of intangible assets that are amortisable.

l)	Other operating expenses: Includes the expenses of other operating activities of credit institutions not included in other items, such as contributions to deposit guarantee funds and the operating expenses of investment properties, except the losses incurred on their disposal.

m)	Impairment losses (net): Shows the amount of impairment losses on assets net of reversals of those recorded in previous periods. This item is broken down according to the assets impaired into: “available-for-sale financial assets”, “loans and receivables”, “held-to-maturity investments”, “non- current assets held for sale”, “investments”, “tangible assets”, “goodwill”, “other intangible assets” and “other assets”.

n)	Provisioning expense (net): Comprises the amounts provisioned during the period, net of reversals of amount provisioned in previous periods, except those relating to transfers and contributions to pension provisions and funds which constitute personnel expenses attributable to the period or interest expenses.

o)	Other gains: Includes income from non-ordinary activities that is not included elsewhere, distinguishing between:

(i)	Gains on disposals of tangible assets: Includes the gains obtained on the disposal of tangible assets, including those classified as investment properties.

(ii)	Gains on disposals of investments: Includes the amount of gains obtained on the disposal of investments in group entities, jointly controlled entities and associates.

(iii)	Other: Includes gains not included in other items, such as revenues from the provision of ancillary services, indemnities from insurance companies and gains from the sale of debt securities classified as held-to-maturity investments.

p)	Other losses: Includes the expenses that arise from non-ordinary activities not included in other items, distinguishing between:

(i)	Losses on disposals of tangible assets: Includes the losses on the disposal of tangible assets, including those classified as investment properties.

(ii)	Losses on disposals of investments: Comprises the amount of losses on the disposal of investments in group entities, jointly controlled entities and associates.

(iii)	Other: Shows losses not included in other items, such as losses on the disposal of debt securities classified as held-to-maturity investments.

q)	Income tax: Includes the net amount of the income tax expense, whatever its origin or nature, including that accruing from foreign operations, except that relating to discontinued operations and to taxes other than income tax.

r)	Mandatory transfer to welfare funds: Includes the mandatory transfers that credit co-operatives are required by their specific regulations or articles of association to make from profits obtained during the period to the education, training and co-operative promotion fund, and, in the case of savings banks, to the welfare fund.

s)	Profit or loss from discontinued operations (net): Comprises the amount, net of the tax effect, of the profit or loss generated by discontinued operations, including those relating to impairment allowances.

t)	Profit or loss for the period: This item includes the profit or loss generated by the entity during the period.

2.	The consolidated income statement includes, in addition to the items of the individual statement, the following:

a)	Share of profit or loss of entities accounted for using the equity method: Comprises the amount of profit or loss attributable to the group generated during the period by associates, as well as by jointly controlled entities when the equity method has been chosen for their measurement.

b)	Insurance activity: This item includes the net amount of the contribution to gross income from subsidiaries and jointly controlled entities consolidated by proportionate consolidation, that are insurance or reinsurance companies. This item breaks down as follows:

(i)	Insurance and reinsurance premium income: This item includes the amount of insurance premium income.

(ii)	Reinsurance premiums paid: This item includes the amount of the premiums paid to third parties for reinsurance.

(iii)	Benefits paid and other insurance related expenses: This item shows solely the amount of the benefits paid and other expenses directly associated with insurance contracts.

(iv)	Reinsurance income: This item includes the amount of reinsurance income accrued.

(v)	Net provisions for insurance contract liabilities: Includes the amount of the net provisions made to cover the risk arising under insurance contracts.

(vi)	Finance income: This item includes the interest earned by the financial assets of insurance and reinsurance companies.

(vii)	Finance expense: This item includes the interest incurred on the financial liabilities of insurance and reinsurance companies.

c)	Sales and income from the provision of non-financial services: Shows the amount of the sales of assets and income from the provision of services that constitute the typical activity of non-financial entities not forming part of the consolidable group of credit institutions.

d)	Cost of sales: Comprises the costs attributable to sales of goods or the provision of services that constitute the typical activity of non-financial entities not forming part of the consolidable group of credit institutions.

e)	Finance income from non-financial activities: This item includes the interest accrued by the financial assets owned by subsidiary and jointly controlled non-financial entities not forming part of the consolidable group of credit institutions.

f)	Finance expense of non-financial activities: This item includes the interest accrued on the financial liabilities of the subsidiary and jointly controlled non-financial entities that do not form part of the consolidable group of credit institutions.

g)	Consolidated profit or loss for the period: This item includes the profit or loss generated in the period before distribution of the amounts attributed to the parent’s shareholders or members and to minority interests.

h)	Profit or loss attributed to minority interests: This item shows the amount of the profit or loss generated in the period attributed to minority interests.

i)	Profit or loss attributed to the group: This item shows the amount of the profit or loss generated in the period attributed to the parent’s shareholders or members.

SECTION FOUR. CASH FLOW STATEMENT

Rule fifty-eight. Cash flow statement

1.	Entities shall prepare a cash flow statement in which they report cash flows during the period classified into operating, investing and financing activities.

For this purpose, the following definitions shall apply:

a)	Cash flows: Inflows and outflows of cash and cash equivalents, the latter being short-term, highly liquid investments subject to a low risk of changes in value, such as balances with central banks, short-term Treasury bills and notes, and demand balances with other credit institutions.

b)	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investing or financing activities.

c)	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents.

d)	Financing activities: Activities that result in changes in the size and composition of equity and of liabilities that do not form part of operating activities.

2.	Cash flows from operating activities may be reported using either the direct or the indirect method as described below.

When entities use the direct method they shall present the major classes of receipts and payments separately.

The indirect method starts from the entity’s profit or loss, or the consolidated profit or loss for the period in the consolidated statements, and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

3.	The major classes of receipts and payments arising from investing and financing activities shall be presented separately.

4.	The explanatory notes shall state the criteria used to determine which assets are classified as cash and cash equivalents in the cash flow statement, and give their composition and a reconciliation of their amount to the various balance sheet items. Any changes that may occur in the composition of cash and cash equivalents shall be treated as changes in accounting policy.

5.	When the consolidated cash flow statement is prepared, intra-group receipts and payments shall be eliminated and any necessary reclassifications made.

ANNEX III.2

PUBLIC CONSOLIDATED INCOME STATEMENT

1. Interest and similar income
2. Interest expense and similar charges
2.1. Remuneration of capital having the nature of a financial liability
2.2. Other
3. Return on equity instruments

A) NET INTEREST INCOME

4. Share of profit of loss of entities accounted for using the equity method
4.1. Associates
4.2. Jointly controlled entities
5. Fee and commission income
6. Fee and commission expenses
7. Insurance activity
7.1. Insurance and reinsurance premium income
7.2. Reinsurance premiums paid
7.3. Benefits paid and other insurance-related expenses
7.4. Reinsurance income
7.5. Net provisions for insurance contracts liabilities
7.6. Finance income
7.7. Finance expense
8. Gains or losses on financial assets and liabilities (net)
8.1. Held for trading
8.2. Other financial instruments at fair value through profit or loss
8.3. Available-for-sale financial assets
8.4. Loans and receivables
8.5. Other
9. Exchange differences (net)

B) GROSS INCOME

10. Sales and income from the provision of non-financial services
11. Cost of sales
12. Other operating income
13. Personnel expenses
14. Other administrative expenses
15. Depreciation and amortisation
15.1. Tangible assets
15.2. Intangible assets
16. Other operating expenses

C) NET OPERATING INCOME

17. Impairment losses (net)
17.1. Available-for-sale financial assets
17.2. Loans and receivables
17.3. Held-to-maturity investments

17.4. Non-current assets held for sale
17.5. Investments
17.6. Tangible assets
17.7. Goodwill
17.8. Other intangible assets
17.9. Other assets
18. Provisioning expense (net)
19. Finance income from non-financial activities
20. Finance expenses of non-financial activities
21. Other gains
21.1. Gains on disposal of tangible assets
21.2. Gains on disposal of investments
21.3. Other
22. Other losses
22.1. Losses on disposal of tangible assets
22.2. Losses on disposal of investments
22.3. Other

D) PROFIT OR LOSS BEFORE TAX

23. Income tax
24. Mandatory transfer to welfare funds

E) PROFIT OR LOSS FROM ORDINARY ACTIVITIES

25. Profit or loss from discontinued operations (net)

F) CONSOLIDATED PROFIT OR LOSS FOR THE PERIOD

26. Profit or loss attributed to minority interests

G) PROFIT OR LOSS ATTRIBUTED TO THE GROUP

ANNEX III.4

PUBLIC CONSOLIDATED CASH FLOW STATEMENT

1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit or loss for the period
Adjustment to profit or loss:
- Depreciation of tangible assets (+)
- Amortisation of intangible assets (+)
- Impairment losses (net) (+/-)
- Net provisions for insurance contract liabilities (+/-)
- Provisioning expense (net) (+/-)
- Gains/Losses on disposal of tangible assets (+/-)
- Gains/Losses on disposal of investments (+/-)
- Share of profit or loss of entities accounted for using the equity method (net of dividends) (+/-)
- Taxes (+/-)
- Other non-monetary items (+/-)

Adjusted profit or loss	Subtotal
Net increase/decrease in operating assets

- Financial assets held for trading
- Loans and advances to credit institutions
- Money market operations through counterparties
- Loans and advances to other debtors
- Debt securities
- Other equity instruments
- Trading derivatives
- Other financial assets at fair value through profit or loss
- Loans and advances to credit institutions
- Money market operations through counterparties
- Loans and advances to other debtors

- Debt securities
- Other equity instruments
- Available-for-sale financial assets
- Debt securities
- Other equity instruments
- Loans and receivables
- Loans and advances to credit institutions
- Money market operations through counterparties
- Loans and advances to other debtors
- Debt securities
- Other equity instruments
- Other operating assets

Subtotal
Net increase/decrease in operating liabilities

- Financial liabilities held for trading
- Deposits from credit institutions
- Money market operations through counterparties
- Deposits from other creditors
- Debt certificates including bonds
- Trading derivatives
- Short positions
- Other financial liabilities at fair value through profit or loss
- Deposits from credit institutions
- Deposits from other creditors
- Debt certificates including bonds
- Financial liabilities at fair value through equity
- Deposits from credit institutions
- Deposits from other creditors
- Debt certificates including bonds
- Financial liabilities measured at amortised cost
- Deposits from central banks
- Deposits from credit institutions
- Money market operations through counterparties
- Deposits from other creditors
- Debt certificates including bonds
- Other financial liabilities
- Other operating liabilities

Subtotal
Total net cash flows from operating activities (1)

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments (-)
- Group entities, jointly controlled entities and associates
- Tangible assets
- Intangible assets
- Held-to-maturity investments
- Other financial assets
- Other assets

Subtotal
Divestments (+)
- Group entities, jointly controlled entities and associates

- Tangible assets
- Intangible assets
- Held-to-maturity investments
- Other financial assets
- Other assets

Subtotal
Total net cash flows from investing activities (2)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Issuance/Redemption of capital or endowment fund (+/-)
Acquisition of own equity instruments (-)
Disposal of own equity instruments (+)
Issuance/Redemption of non-voting equity units (+/-)
Issuance/Redemption of other equity instruments (+/-)
Issuance/Redemption of capital having the nature of a financial liability (+/-)
Issuance/Redemption of subordinated liabilities (+/-)
Issuance/Redemption of other long-term liabilities (+/-)
Increase/Decrease in minority interests (+/-)
Dividends/Interest paid (-)
Other items relating to financing activities (+/-)

Total net cash flows from financing activities (3)

4. Effect of exchange rate changes on cash or cash equivalents (4)

5. NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)
Cash or cash equivalents at beginning of period
Cash or cash equivalents at end of period

ANNEX IX

CREDIT RISK

ANALYSIS AND ESTIMATION OF ALLOWANCES AND PROVISIONS FOR CREDIT RISK

I. INTRODUCTION

1. Entities shall establish the policies, methods and procedures to be applied in the granting, analysis and documentation of debt instruments, contingent exposures and contingent commitments (hereafter “transactions”), and in the identification of their impairment and calculation of the amount needed for credit risk allowances and provisions, in respect both of insolvency attributable to the customer and of country risk, for all the entities of the group, Spanish and foreign alike.

The policies, methods and procedures should:

a) Be approved by the entity’s board of directors, or equivalent body, and ratified by the parent in the case of subsidiaries of Spanish groups.

b) Be properly substantiated and documented. The necessary documentation shall include the proposals and opinions of the relevant internal departments of the entity.

c) Detail, among other things, the following:

(i) The criteria for the granting of transactions, including matters such as the market, product, type of customer, etc. with which transactions are to be conducted and the overall risk limits for each of these, the requirements customers must meet and the guarantees or collateral they must offer for the transactions to be granted.

(ii) The pricing policy to be applied.

(iii) The responsibilities and powers delegated by the various bodies and individuals entrusted with granting, entering into, monitoring, assessing and controlling the transactions.

(iv) The requirements to be met in the studies and analyses of the proposed transactions before they are granted and during the period they are current.

(v) The minimum documentation required in the different types of transactions for the granting thereof and during the period they are current.

(vi) The definition of the criteria for classifying transactions on the basis of their credit risk and the means of quantifying individual and collective estimates of impairment losses, including in this latter case the parameters to be used in the estimate.

The Audit Committee and the Internal Audit Department shall ensure that the policies, methods and procedures are appropriate, effectively in place and regularly reviewed.

The documentation referred to in this section shall be at the disposal of the Banco de España and of the external auditors.

2. Entities shall, in any event, apply the following criteria:

a) They shall exercise the utmost care and diligence in the rigorous and individual analysis of the credit risk associated with their transactions, not only at the time of their being granted but also continuously during the period they are current, and they shall not delay either their reclassification into an inferior category due to deterioration of credit quality or the recognition of adequate allowances or provisions, this being done as soon as the presence of an abnormal situation or deterioration of credit risk is discernible.

b) They shall properly document all transactions. This documentation shall include at least: the agreements entered into with customers and, where applicable, the guarantors, duly verified to ensure they have no legal defects that may impair the recovery of the transaction amount; the information needed to be able to determine the fair value of the collateral received, including the appropriate appraisals, which must be updated, as a minimum, if there are signs that their value may have been impaired; and economic and financial information enabling customers’ and guarantors’ solvency and ability to pay to be analysed. When the latter are companies, this information shall comprise their duly updated financial statements. Notwithstanding, it will not be necessary to update the documentation of those customers with outstandings of less than €150,000, exclusively under finance lease transactions, or who have effective guarantees or collateral, provided that they have no past-due amounts, there is no indication that the customer is in difficulty and the estimated value of the leased assets or of the effective guarantees or collateral is, under any objective criterion, greater than the amount not yet due.

c) The methods and procedures used to estimate the impairment due to credit risk shall be incorporated into entities’ risk management systems and, in addition to all the factors listed in paragraph two of Rule twenty-nine, they shall take into account past experience, the geographical and business areas in which the entity and the group operate, risk levels and all the information available at the date the estimate is made.

d) In the analysis of credit risk and in the estimation of impairment losses on available-for-sale financial assets, regard shall be had to the cash disbursed by the entity pending amortisation , rather than to its fair value.

3. Parents of groups of credit institutions or, where applicable, of consolidable groups of credit institutions, with foreign subsidiaries shall set in place a corporate methodology for the classification of credit risk and criteria for the calculation of impairment. These criteria shall be similar to those envisaged in this annex for Spanish entities, albeit adapted to the particular circumstances of the country in which their subsidiaries operate.

II. CLASSIFICATION OF TRANSACTIONS ON THE BASIS OF CREDIT RISK

4. Portfolios of debt instruments, contingent exposures and contingent commitments, whosoever the obligor and whatsoever the instrument or guarantee or collateral, shall be analysed to determine the credit risk to which the entity is exposed and to estimate the allowance or provision required due to impairment of their value. In this connection, the entities shall set corporate criteria for rating credit exposures.

5. To prepare their financial statements, entities shall classify their transactions on the basis of credit risk, analysing first, the insolvency risk attributable to the customer, and second, the country risk - if any - to which they are exposed, applying the criteria indicated in this annex. This shall be without prejudice to the greater detail they may establish for their internal control and, in the case of foreign subsidiaries, to the regard to be had to the particular characteristics of the market in which they operate.

6. If there are reasons for rating a transaction in terms of credit risk due to both risk attributable to the customer and country risk, that transaction shall be classified in the category of the risk attributable to the customer, unless a more severe country-risk category has been assessed. Notwithstanding this, impairment losses attributable to customer risk may be recognised under the country-risk heading if the latter entails greater requirements.

A) INSOLVENCY RISK ATTRIBUTABLE TO THE CUSTOMER

7. Debt instruments not measured at fair value through profit or loss, and the contingent exposures and contingent commitments mentioned in 7.c) and 7.d) below, shall be classified, on the basis of insolvency risk attributable to the customer or to the transaction, in one of the following categories:

a) Standard: This comprises all debt instruments and contingent exposures that do not meet the requirements for classification in other categories. The transactions included in this category shall be sub-divided in turn into the following risk classes:

(i) Negligible risk. This comprises the following transactions: exposures to the general governments of European Union countries, including those arising on public debt reverse repurchase agreements, to the public non-financial corporations referred to in Rule sixty-six, paragraph 7.b.(i) and to the central governments of countries classified in group 1 for country-risk purposes; transactions guaranteed or reguaranteed by such general governments directly, or indirectly through agencies with an unlimited guarantee thereof; advances on pensions and wages for the following month, provided that the paying entity is part of general government and the pensions or wages are direct-debited at the entity; the covered portion of transactions underwritten, guaranteed or reguaranteed by agencies or public enterprises of countries classified in group 1 for country-risk purposes whose main activity is the underwriting or backing of credit; transactions that are in the name of credit institutions; those that have a full, joint and several, explicit and unconditional personal guarantee given by the aforementioned credit institutions and by Spanish reciprocal guarantee companies that can be claimed on first demand; exposures in the name of Deposit Guarantee Funds, provided they are on an equivalent footing in terms of credit quality to those of the European Union; and transactions collateralised by cash deposits or for which interests in monetary financial institutions or debt securities issued by general government or credit institutions are pledged as collateral, if the outstanding exposure is equal to or less than 90% of the redemption value of the interests in monetary financial institutions and of the market value of the securities accepted as collateral.

(ii) Low risk. The following transactions are included: assets used as collateral in monetary policy operations of the European System of Central Banks, except those included in point (i) above; mortgages on completed housing and finance leases on such assets in which the outstanding exposure is less than 80% of the appraised value of the dwelling; ordinary mortgage-backed securities; transactions with obligors that are companies whose long-term debt has a credit rating of at least A awarded by a reputable credit rating agency; and securities issued in local currency by the central governments of countries not classified in group 1 for country-risk purposes that are recorded in the books of branches established in the issuer’s country.

(iii) Medium-low risk. This includes the following transactions: finance leases not included in other risk classes and exposures collateralised in some other way than indicated in the foregoing points, provided that the estimated value of the leased assets and of the collateral fully covers the outstanding exposure.

(iv) Medium risk. This encompasses those exposures to residents in Spain or in countries included in groups 1 and 2 for country-risk purposes that are not included in the foregoing risk classes, unless they qualify for classification in medium-high or high-risk classes.

(v) Medium-high risk. The following transactions are included, unless they qualify for classification in the high-risk class: personal credit for purchases of consumer durables and of other current goods and services not assigned to a business activity, unless they are registered in the Instalment Sales of Movable Goods Register, and exposures to ultimate obligors resident in countries in groups 3-6 for country-risk purposes excluded from allowance or provision for such exposure that are not included in other classes.

(vi) High risk. This comprises the following transactions: credit card balances, current account overdrafts and credit account overdrafts, whosoever the obligor, except those mentioned in points (i) and (ii) above.

Within this category it will be necessary to identify the transactions that call for special monitoring, these being understood as those evidencing minor weaknesses which, while not requiring a greater allowance or provision than that established for standard exposures, advise special monitoring by the entity. Among the transactions identified as meriting special monitoring are: until their extinguishment, restructured loans (extended, rearranged or held by customers declared subject to a creditors’ agreement and that have been reclassified out of one of the doubtful categories due to meeting the requirements therein); and the transactions classified as standard of customers who have one or more transactions classified as doubtful due to arrears.

b) Substandard. This includes all debt instruments and contingent exposures which, without qualifying individually for classification as doubtful or write-off, show weaknesses that may entail the entity assuming losses higher than the allowances and provisions for impairment of exposures under special monitoring. This category includes, inter alia, the transactions of customers who form part of groups in difficulty (such as the residents in a specific geographical area at sub-country level, or those belonging to a specific, ailing economic sector), for which overall losses higher than those in the foregoing category are estimated, and transactions that are not properly documented.

c) Doubtful due to customer arrears. This includes the total amount of debt instruments, whoever the obligor and whatever the guarantee or collateral, any part of whose principal, interest or contractually agreed expenses is past-due more than three months, unless such instruments should be classified as write-off. Also included are contingent exposures the obligor of which is in arrears.

This category will also include the amounts of all the transactions of a customer if the balances classified as doubtful due to arrears exceed 25% of the outstandings. For the sole purpose of determining the percentage indicated, the past-due cash balances in respect of the principal, interest and expenses of transactions classified as doubtful due to arrears and as write-off shall be included in the numerator, and all cash receivables, excluding unaccrued interest, in the denominator. If the resulting percentage exceeds 25%, both the money exposures and the contingent exposures to the customer, with the exception of non-financial guarantees (avales no financieros), shall be transferred to the “doubtful due to customer arrears” category.

In overdrafts and other demand debit balances without an agreed maturity, the age of the unpaid amounts shall be counted from the first repayment demand by the entity, or from the first interest settlement, that goes unpaid.

In transactions with regular repayment instalments, the first due date for the purposes of classification of transactions in this category shall be that of the oldest instalment for which, as at the balance sheet date, any principal or interest remains unpaid.

Transactions classified in this category may be reclassified as standard if, as a result of the collection of a portion of the unpaid instalments, the reasons for classifying them as doubtful assets in accordance with the foregoing paragraphs cease to exist, unless other reasons remain for classifying them as doubtful.

The time extension or rearrangement of transactions does not interrupt their arrears and nor will it give rise to their reclassification to one of the foregoing categories unless there is reasonable certainty that the customer can make payment on schedule, or unless new effective guarantees or collateral are provided and, in both cases, unless at least the current interest receivable, disregarding interest for late payment, is paid.

For the purposes of the preceding paragraph, effective guarantees or collateral are considered to be the following: collateral in the form of cash deposits, quoted equity instruments and debt securities issued by creditworthy issuers; mortgages on completed housing, offices and multi-purpose premises and on rural property, net of any prior charges; and personal guarantees (bank guarantees and other,, inclusion of new obligors, etc.) which entail the direct and joint and several liability of the new guarantors to the entity, these being persons or entities whose solvency is sufficiently demonstrated as to ensure the full repayment of the transaction under the agreed terms. The amount of these guarantees or collateral must fully cover the exposure they are guaranteeing.

Multi-purpose offices and premises are considered to be all those that, without structural or architectural alteration, can be used for different business activities and by different companies or economic agents, without any legal or administrative restrictions appreciably limiting their use or the possibility of their sale.

d) Doubtful for reasons other than customer arrears. This includes debt instruments, whether due or not, which are not classifiable as write-off or doubtful due to customer arrears, but for which there are reasonable doubts about their full repayment (principal and interest) under the contractual terms. Also included are contingent exposures and contingent commitments not classified as doubtful due to customer arrears whose payment by the entity is likely and whose recovery is doubtful.

This category shall include, inter alia: the transactions of customers in situations signifying a deterioration in their solvency, such as negative equity, persistent losses, general delays in payment, inadequate economic or financial structure, insufficient cash flows to meet debts or impossibility of obtaining further financing; amounts claimed and amounts for the repayment of which the entity has decided to take legal action, even when they are guaranteed; transactions which the debtor has legally disputed, the collection of which depends on the lawsuit’s outcome; finance leases in which the entity has decided to terminate the contract to recover possession of the asset; the transactions of customers that are declared - or of which there is notice that they are to be declared – subject to bankruptcy proceedings without a request for liquidation; and all the transactions (including contingent exposures and commitments for which it is considered that payments will have to be made) of customers with one or more balances classified as doubtful due to arrears that do not reach the percentage indicated in c) above if, after they are analysed individually, it is concluded that there are reasonable doubts as to their full repayment (principal and interest). Also included shall be the contingent exposures to guaranteed debtors who have been declared subject to bankruptcy proceedings with notice that the liquidation phase has been or is to be declared, or whose solvency has undergone a notable and irreversible deterioration, even if the creditor has not claimed payment under the guarantee.

The exposures of customers declared as subject to a creditors’ agreement without a liquidation request shall be reclassified to the standard category if the borrower has paid at least 25% of the credit from the entity that is affected by the suspension of payments (once the agreed partial acquittance of debt, if any, has been deducted), or if two years have elapsed since the order approving the creditors’ agreement was registered at the Mercantile Register, provided that such agreement is being faithfully performed and the financial condition of the firm dispels any doubts regarding full repayment of its debts. Risks incurred subsequent to the approval of the creditors’ agreement need not be classified as doubtful as long as the agreement is complied with and there are no reasonable doubts about collection.

e) Write-off. This category shall include the amount of the debt instruments, whether due or not, for which the entity, after analysing them individually, considers the possibility of recovery to be remote and proceeds to derecognise them. Unless there is evidence to the contrary, this category shall include all the debits, except amounts covered by sufficient effective guarantees or collateral, of customers that are declared subject to bankruptcy proceedings for which there is notice that the liquidation phase has been or is to be declared, or whose solvency has undergone a notable and irreversible deterioration, and the balances of transactions classified as doubtful due to arrears that are more than four years old.

Classification in this category does not signify that the entity should interrupt negotiations and legal action to recover the amount.

B) CREDIT RISK ATTRIBUTABLE TO COUNTRY RISK

8. Debt instruments not measured at fair value through profit or loss and contingent exposures, whosoever the customer, shall be analysed to determine their credit risk attributable to country risk.

For this purpose, country risk is understood as the risk associated with customers resident in a specific country due to circumstances other than normal commercial risk. Country risk comprises sovereign risk, transfer risk and other risks arising from international financial activity, as defined below.

a) Sovereign risk is that of the creditors of states or of state-guaranteed institutions insofar as legal action may be ineffective against the borrower or the ultimate obligor for reasons of sovereignty.

b) Transfer risk is that of the foreign creditors of the residents of a country that experiences a general inability to meet its debts owing to a lack of the foreign currency or currencies in which they are denominated.

c) Other risks arising from international financial activity are those resulting from one of the following situations: civil or international war, revolution, or any similar or catastrophic event; particularly serious political or economic events, such as balance of payments crises or significant exchange rate fluctuations giving rise to widespread insolvency; expropriation, nationalisation or seizure mandated by foreign authorities, and express or tacit measures adopted by a foreign government or by the Spanish authorities that give rise to breach of contract.

9. Transactions shall be allocated to the customer’s country of residence as at the date of the analysis, except in the following cases in which they shall be classified as indicated below:

a) Those that are guaranteed by residents of another, better rated country, or by the CESCE (Spain’s official export credit company) or other residents of Spain shall be classified, for the guaranteed portion of the credit, in the same group as the guarantor provided that the guarantor has sufficient financial capacity to meet the commitments assumed.

b) Those that are secured by collateral, for the secured portion of the credit, provided that the collateral is sufficient and it is located and is realisable in Spain or another country in group 1, shall be classified in group 1.

c) Exposures to an entity’s foreign branches shall be classified on the basis of the situation of the country of residence of the central headquarters of these branches.

10. Debt instruments and contingent exposures shall be classified for country risk purposes in the groups 1 to 6 indicated in this section. To do this, entities shall make an overall assessment of the exposure to the countries to which they allocate transactions on the basis of their economic performance, political situation, regulatory and institutional framework, and payment capacity and record. For these purposes, the following indicators regarding the country shall be taken into account:

a) Payment record, with particular attention, where appropriate, to compliance with renegotiation agreements and the payments to be made to international financial institutions.

b) The external financial position, particularly taking into account the indicators of total external debt, short-term external debt, debt service in relation to GDP and to exports, and external reserves.

c) The economic situation, based essentially on:

(i) Indicators relating to budgetary, monetary and balance-of-payments aggregates.

(ii) Indicators relating to economic growth (level of income, savings or investment rates, GDP growth, etc.) and to vulnerability (export diversification, dependence on aid, etc.)

d) Market indicators: in particular, credit ratings by reputable credit rating agencies, secondary-market debt prices, market access and debt yield spreads shall be taken into account.

      Transactions shall be classified in the following groups bearing in mind the relative significance of the foregoing indicators:

(a) Group 1. This group shall include transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand.

(b) Group 2. This group shall include transactions with ultimate obligors resident in countries which, while being low-risk, are not included in group 1.

(c) Group 3. This group shall at least include transactions with ultimate obligors resident in countries that show a significant macroeconomic deterioration that may affect the country’s ability to pay. This deterioration may manifest itself as: significant and persistent current-account deficits, a high proportion of short-term debt in relation to total foreign debt or net external reserves, sharp depreciations of the currency or substantial changes in the exchange-rate regime (e.g. the abandonment or imminent risk of abandonment of monetary arrangements such as currency boards or managed float systems), heavy falls in stock exchange prices, external-debt and debt-service ratios far higher than those of the countries in groups 1 and 2 or those of neighbouring countries.

(d) Group 4. This group shall at least include transactions with ultimate obligors resident in countries that show a profound macroeconomic deterioration that may seriously affect the country’s ability to pay. Included in this group shall be transactions allocated to countries classified in group 3 that experience a deterioration in the indicators mentioned in (c) above.

(e) Group 5. This group shall include transactions with ultimate obligors resident in countries that have had long-standing difficulties in servicing their debt, the possibility of recovering such debt being considered as doubtful.

(f) Group 6. This category shall include transactions the recovery of which is considered a remote possibility due to circumstances attributable to the country. In any event, this group shall include transactions with ultimate obligors resident in countries that have repudiated their debt or have not made repayments of principal and payments of interest for four years.

Transactions with multilateral agencies made up of countries classified in groups 3, 4 and 5 shall be classified in the group in which most of the participating countries are situated, with the exception of the multilateral development banks listed in paragraph 1.II.a) of Rule thirteen of Circular 5/1993 of 26 March 1993, which shall be classified in group 1. Where there are objective reasons for a better classification, a reasoned consultation shall be submitted to the Banco de España proposing the classification deemed appropriate.

11. Debt instruments and contingent exposures classified in groups 3 to 6, except for the transactions excluded from country-risk allowances and provisions in accordance with the following section, shall be classified in the following categories for the purposes of estimating the impairment due to country risk:

a) Substandard due to country risk: Transactions classified in groups 3 and 4, unless the transactions should be classified as doubtful or write-off due to risk attributable to the customer.

b) Doubtful due to country risk: Transactions classified in group 5 and contingent exposures and contingent commitments classified in group 6, unless the transactions should be classified as doubtful or write-off due to risk attributable to the customer.

c) Write-off due to country risk: Transactions classified in group 6, unless the transactions should be classified as write-off due to risk attributable to the customer. Debt instruments classified in this category shall be derecognised.

12. The following debt instruments and contingent exposures shall be excluded from country-risk allowances and provisions:

a) Exposures allocated to a country, whatsoever the currency in which they are denominated, recorded at subsidiaries and jointly controlled entities established in the country of residence of the obligor; exposures in local currency, whosoever the obligor, recorded at branches established in the country of residence of the obligor; and exposures other than to general government denominated in the currency of the country of the obligor and recorded in the financial statements of branches or subsidiaries or jointly controlled entities established in a country other than that in which the obligor resides.

b) Monetary or non-monetary commercial credits, and the financial credits arising therefrom, with a maturity not exceeding one year from the date of utilisation of the initial credit.

c) Pre-financing credit with terms of six months or less for specific export contracts, provided that this credit matures at the date of export.

d) Interbank transactions with the branches established in European Economic Area Member States of foreign credit institutions located in other countries, provided that the criteria applied by these branches for recording credit risk allowances and provisions in their financial statements are equivalent to those indicated in this annex.

e) Private-sector transactions of countries belonging to the monetary zone of a foreign currency issued by a country classified in group 1.

f) Financial assets of whatsoever class acquired for placement with third parties as part of a portfolio separately managed for this purpose, with less than six months in the hands of the entity.

III. ALLOWANCES OR PROVISIONS FOR CREDIT RISK IMPAIRMENT LOSS

13. In calculating the amounts needed for credit risk allowances and provisions, entities shall apply the following criteria:

a) In accordance with the provisions of this annex, they shall calculate the amount of the allowance or provision needed for insolvency risk attributable to the customer and also for country risk. If there are reasons for simultaneously recording allowances or provisions for both types of risk in a transaction, the impairment recognition criteria that are the most demanding shall be applied.

b) Entities shall develop internal models to calculate the allowance or provision for insolvency risk and country risk, which will take the methodology described in the following sections as an obligatory reference. These models shall form part of a suitable credit risk measurement and management system and use parameters obtained from data in the entity’s historical database, which should span a complete business cycle and not be skewed by any growth in business that affects their representativeness. Once the Banco de España establishes the remaining minimum requirements that models must meet, and once conformity has been verified, entities may use their internal models to prepare their financial statements.

c) The allowances to be recorded for transferred financial assets that remain on the balance sheet because they do not meet the requirements laid down in Rule twenty-three for their derecognition shall be those applicable to such assets, with a limit equal to the amount assumed by the entity as its maximum loss.

d) The appraised values of property located in Spain shall be those that appear in the reports by appraisal companies registered in the Banco de España Official Register, applying the criteria laid down by Ministerial Order ECO/805/2003 of 27 March 2003. In the event of the execution of the collateral and if there has been an evident deterioration in the property, these reports shall be updated by an independent appraisal company in accordance with the criteria indicated in paragraph 5 of Rule fourteen.

e) In consolidated statements with an unqualified opinion by the external auditors, the allowance or provision for credit risk impairment in the official balance sheets of foreign subsidiaries calculated in accordance with current local regulations, cannot be reversed; without prejudice to additional allowances or provisions having to be made if the impairment recognised is not sufficient under the criteria set by this Circular.

f) The overall allowance or provision existing at any time shall be the sum of those for losses on specific transactions (specific allowance or provision) and for inherent losses or losses not specifically allocated (general allowance or provision) relating to the customer’s insolvency risk, plus the country risk allowance or provision.

A) ALLOWANCES AND PROVISIONS FOR INSOLVENCY RISK ATTRIBUTABLE TO THE CUSTOMER

1. Specific allowance or provision

1.1. Debt instruments

14. The impairment of debt instruments not measured at fair value through profit or loss that are classified as doubtful shall be recognised in accordance with the criteria indicated in the following sections.

1.1.1. Assets classified as doubtful due to customer arrears

15. Entities shall evaluate assets classified as doubtful due to customer arrears individually, especially those of significant amount, to estimate impairment allowances, taking into account the age of the past-due amounts, the guarantees or collateralprovided and the economic situation of the customer and the guarantors.

In addition, entities shall develop methods for the calculation of collective allowances for these assets in which the amounts shall be determined on the basis of the age of the past-due amounts. In this connection, entities shall classify their assets on the basis of the age of the unpaid instalments and of the guarantees or collateral in place, and they shall maintain historical statistical databases on how they are performing and on the final outcome.

16. The Banco de España, based on its experience of and information on the Spanish banking sector, has estimated minimum allowance percentages for default schedules. These percentages are indicated in the following sections. The allowance percentages included in these default schedules take into account the time value of money. Entities shall apply at least these percentages in estimating the specific allowances for collective estimation of the losses arising from transactions recorded at Spanish institutions and of those arising from transactions recorded in the name of Spanish residents at foreign subsidiaries. The Banco de España shall regularly update these schedules to reflect changes in the data for the sector, through the appropriate amendment to this Circular.

To estimate the specific allowance for transactions with non-residents in Spain recorded at foreign subsidiaries, the methods and criteria indicated in the following sections shall be applied, using default schedules adapted to the specific circumstances of the country in which the subsidiary operates. For these purposes, entities shall take the scales included in the following section as a required reference.

17. The impairment of assets classified as doubtful due to customer arrears, except those regulated in the following sections, shall be recognised by applying the percentages indicated below on the basis of the time elapsed since the date of the first missed payment that remains unpaid on any single transaction:

a) Unsecured transactions

The allowance percentages applicable to transactions other than those included in the risk class “negligible risk”, provided they do not have any of the collateral mentioned in b) or in the following section, shall be as indicated below, distinguishing customers that are companies or sole proprietors from other types of customer:

	Companies and sole proprietors	Other customers

Up to 6 months	5.3%	4.5%

Over 6 months and up to 12	27.8%	27.4%

Over 12 months and up to 18	65.1%	60.5%

Over 18 months and up to 24	95.8%	93.3%

Over 24 months	100%	100%

The foregoing scale shall be applied to transactions classified as “doubtful due to customer arrears” because of the accumulation of arrears on other transactions . For these purposes, the date for calculating the allowance percentage of these transactions shall be deemed to be that of the oldest missed payment that remains unpaid, or that of the classification of the assets as doubtful, whichever is earlier.

When it is not possible to identify the transactions made by individuals in their capacity as sole proprietors, all their transactions shall have applied to them the percentages established for other customers.

b) Secured transactions The allowance percentages for these transactions shall, depending on the type of collateral, be as indicated below:

(i) Transactions secured by completed houses

The allowance percentage to be applied to debt instruments secured by a first-mortgage on finished houses, and to finance leases on such assets, provided that the outstanding exposure is equal to or less than 80% of the appraised value of the houses, shall be 2%.

If three years elapse without the debt being extinguished or the entity acquiring ownership of the houses, it will be considered that the entity cannot or does not intend to proceed with foreclosure, and the following allowance percentages shall be applied to the outstanding exposures:

Over 3 years and up to 4 years	25%

Over 4 years and up to 5 years	50%

Over 5 years and up to 6 years	75%

Over 6 years	100%

Notwithstanding the foregoing, the allowance percentage to be applied to transactions classified as “doubtful due to customer arrears” because of the accumulation of arrears on other transactions shall, so long as they are current in payment, be 1%.

For this purpose, buildings used as offices, etc. are considered to be houses, provided that they have been built for residential purposes, continue to be legally capable of being so used and do not require a significant transformation to be reused as a house.

If the entity eventually acquires the housing, the credit-risk allowances previously established shall be reversed provided that the acquisition cost less the estimated selling costs (which shall be at least 30% of such value) exceeds the amount of the debt disregarding allowances, unless the acquisition cost is greater than the mortgage value, in which case the latter value shall be taken as reference.

(ii) Other secured transactions

The allowance percentages applicable to transactions secured by real property, including those transactions secured by completed houses excluded from b.(i) above, provided that the entity has initiated procedures to foreclose such assets and their value is substantial in relation to the amount of the debt, shall be as indicated below, distinguishing customers that are companies or sole proprietors from other types of customer:

	Companies and sole proprietors	Other customers

Up to 6 months	4.5%	3.8%

Over 6 months and up to 12	23.6%	23.3%

Over 12 months and up to 18	55.3%	47.2%

Over 18 months and up to 24	81.4%	79.3%

Over 24 months	100%	100%

The foregoing scale shall be applied to transactions classified as “doubtful due to customer arrears” because of the accumulation of arrears on other transactions. For these purposes, the date for calculating the allowance percentage of these transactions shall be deemed to be that of the oldest missed payment that remains unpaid, or that of the classification of the assets as doubtful, whichever is earlier.

When it is not possible to identify the transactions made by individuals in their capacity as sole proprietors, the percentages established for other customers shall be applied to all their transactions.

If the entity eventually acquires the housing, the credit-risk allowances previously established shall be reversed provided that the acquisition cost less the estimated selling costs (which shall be at least 30% of such value) exceeds the amount of the debt disregarding allowances, unless the acquisition cost is greater than the mortgage value, in which case the latter value shall be taken as reference.

18. The impairment of transactions in the name of customers other than those referred to in the following section that have any of the collateral indicated below shall be recognised by applying the following criteria:

a) The impairment of transactions with partial cash collateral shall be recognised by determining the difference between the amount at which they are recorded in assets and the present value of the deposits, and applying to that difference the allowance percentages listed in the previous section for unsecured transactions.

b) The impairment of transactions with partial collateral consisting of interests in monetary financial institutions or of debt securities issued by general government or credit institutions included in the “negligible risk” risk class, or other financial instruments quoted on active markets, shall be recognised by determining the difference between the amount at which they are recorded in assets and 90 per cent of the fair value of such financial instruments, and applying to that difference the allowance percentages listed in the previous section for unsecured transactions.

19. Transactions included in the “negligible risk” risk class shall be individually analysed, the necessary allowance being the difference between the amount recorded in assets and the present value of the cash flows expected to be received.

20. In finance lease transactions, instalments due and unpaid shall, until the time of physical recovery of possession or use of the leased assets, follow the impairment treatment specified for other transactions.

When the decision has been taken to terminate the contract so as to recover the asset, if the latter has a fair value of less than the carrying amount of the finance lease, an impairment allowance shall be made for the estimated amount of the loss; until the fair value is determined by means of the appropriate appraisals or valuations, the amount of the allowance shall be no less than 10% of the carrying amount of the finance lease in the case of real property (except for that used as housing, offices or multi-purpose commercial premises, which shall not require additional allowance), and 25% in the case of fixtures and movable property.

21. The impairment of transactions in which there are other reasons apart from arrears for classifying them as doubtful shall be recognised at the amount calculated in accordance with the most demanding requirement. Transactions of a significant amount for the entity shall be individually analysed to determine whether higher allowance percentages than those indicated in the foregoing sections would be appropriate.

1.1.2. Assets classified as doubtful for reasons other than customer arrears

22. Debt instruments classified as doubtful for reasons other than customer arrears shall be analysed individually. Their allowance shall be equal to the difference between the amount recorded in assets and the present value of the cash flows expected to be received.

In general, the allowance for these transactions shall be no less than 25% of the balances classified as doubtful. When the classification as doubtful has been made because the customer has an inadequate economic or financial structure, the allowance shall be at least 10%. The credit risk allowance for customers declared subject to a creditors’ agreement, without liquidation having been commenced, shall be reduced to 10% if one year has elapsed since the order approving the agreement was registered in the Mercantile Register, the order is being faithfully performed and the course taken by the financial condition of the firm has reduced the uncertainty over the repayment of its debts, provided that interest rates markedly below market rates have not been agreed.

In transactions secured by completed houses and in finance leases of real property, the applicable allowances shall be made after deducting from the amount of the exposure 70 per cent of the appraised value of the property, provided that there is no doubt that the property can be separated from the debtor’s assets in the event of bankruptcy and restored to the credit institution.

1.1.3. Substandard assets

Transactions classified in the substandard category shall be analysed to determine the allowance necessary, which shall be more than the general allowance that would be applicable if they were classified as standard. In addition, the net impairment charges made in the period in which a transaction is classified in this category shall be greater than the charges that would have had to have been made if the transaction had continued to be classified as standard.

In particular, the following criteria shall be applied:

a) The allowance for each of the homogeneous groups of debt instruments classified as substandard because their holders are in difficulty shall be estimated by a procedure that results in amounts similar to the difference between the amount recorded in assets for such instruments and the present value of the cash flows expected to be collected from the group, discounted at the average contractual interest rate. In any case, the allowance percentages shall be lower than those that would be required if the criteria of section 1.1.2 above were applied.

b) An allowance percentage of 10% shall be applied to loans for an amount of over 25,000 euro that are not adequately documented.

1.2 Contingent exposures and commitments

24. Doubtful contingent exposures and commitments, except for guarantees and other indemnities, shall be provisioned for the estimated amount of the disbursements expected to be made that is considered to be unrecoverable, determined by prudent measurement criteria. The provisions shall be calculated by criteria similar to those set for assets classified as doubtful for reasons other than customer arrears.

The classification of a contingent exposure or commitment as doubtful shall entail, where applicable, reclassification of the amount at which it is recognised in the liabilities item “accrued expenses and deferred income” to the item “provisions for contingent exposures and commitments”, and impairment charges shall be made until the necessary provisioning level according to this Annex has been reached. In addition, an impairment allowance shall be recognised up to the amount recorded, where applicable, under the item “other financial assets”, provided that the principal debtor under the guarantee is responsible for paying the outstanding fees associated with the financial guarantee, or the receipt of such amount is considered doubtful.

25. The provisions for the guarantees and other indemnities given that are classified as doubtful shall be equal to the amount estimated as non-recoverable using prudent measurement criteria. In all cases, the doubtful amounts shall be provisioned by at least the percentages established for doubtful assets, subject to the following requirements:

a) Provisions due to customer arrears

(i) The provision percentages applied to financial guarantees (avales financieros) classified as doubtful due to arrears on the exposures guaranteed, and to the monetary exposures deriving from such guarantees shall, based on the guarantees held by the guarantor, be the same as those that would be applied to arrears on the monetary exposures guaranteed by them. The date taken for determining the period used to fix the minimum provision percentage shall be the due date of the first payment or instalment of the monetary exposure not paid by the debtor to its lenders that remains wholly or partially unpaid at the balance sheet date.

(ii) For non-financial guarantees (avales no financieros) and for the monetary exposures deriving therefrom, the date to be taken for the purpose of fixing the minimum provision percentage shall be the earliest for which the creditor has claimed payment from the debtor among those with some remaining unpaid amount at the balance sheet date, except when the claim has been made directly to the guarantor, in which case the date of this request shall be taken.

(iii) The amount of the exposures covered by the guarantees referred to in section 7.a).(i) of this annex as “negligible risk” shall be excepted from the stipulations of (i) and (ii) above.

b) Provisions for reasons other than customer arrears

(i) Financial guarantees (avales financieros) shall be provisioned in full if the debtor is declared subject to bankruptcy proceedings for which there is notice that the liquidation phase has been or is to be declared, or if the debtor’s solvency has undergone a notable and irreversible deterioration, even though the creditor may not have claimed payment under the guarantee.

(ii) In financial guarantees (avales financieros) where the debtor has negative equity or persistent losses, or where the debtor is subject to bankruptcy proceedings without any notice that the liquidation phase has been or is to be declared, or where there is a general delay in payments, or similar circumstances, 25 per cent of the total amount of the guarantee shall be provisioned, even if the creditor has not claimed payment.

(iii) In other guarantees classified as doubtful for reasons other than arrears, at least 10 per cent of the amounts not claimed by the creditor shall be provisioned, while the percentages to be provisioned of the amounts claimed shall be those that, based on the situation of the debtor, should be applied in accordance with the criteria established in (i) and (ii) above.

(iv) The amount of exposures backed by the guarantees mentioned in section 7.a) (i) of this annex or by a mortgage over the assets referred to in section 17.b) (i) of this annex relating to “transactions secured by completed houses”, provided, in this latter case, that there is no doubt that, in the event of the debtor’s bankruptcy, the assets concerned can be separated from the debtor’s assets to satisfy the monetary exposure that may arise from the guarantee, shall be excepted from the stipulations of (i), (ii) and (iii) above.

26. The contingent exposures classified in the substandard category shall be analysed to determine the provision necessary, which shall in all cases be more than the general provision that would be applicable if they were classified as standard.

2. General allowance or provision

27. In recognising the losses inherent in debt instruments not measured at fair value through profit or loss, and in contingent exposures classified as standard, entities shall take into account the historical experience of impairment and the other circumstances known at the time of the assessment. For these purposes, inherent losses are the losses incurred as at the date of the financial statements, calculated using statistical procedures, that have not been allocated to specific transactions.

28. The Banco de España, based on its experience of and information on the Spanish banking sector, has determined that the method and amount of the parameters entities must use to calculate the amounts needed to cover the impairment losses inherent in debt instruments and contingent exposures classified as standard, that are recorded by Spanish entities or that arise from transactions in the name of residents in Spain recorded in the books of foreign subsidiaries, shall be those described in the following section. The Banco de España shall, by means of the appropriate amendment to this Circular, periodically update the parameters used in the method to reflect changes in the data for the sector.

To estimate the general allowance or provision for transactions with non-residents in Spain recorded at foreign subsidiaries, the methods and criteria indicated in the following section, adapted to the particular circumstances of the country in which the subsidiary operates, shall be applied. For these purposes, entities shall take as required reference the parameters indicated in section 29.b) below.

29. The method for estimating the general allowance or provision mentioned in the previous section is as follows:

a) The general impairment charge to an allowance or provision to be made in each period shall be equal to (i) the sum of the products of the positive or negative change during the period in the amount of each risk class and the related α parameter, plus (ii) the sum of the products of the total amount of the transactions included in each risk class at the end of the period and the related β, less (iii) the amount of the overall net impairment charges for the relevant specific allowances or provisions made in the period.

b) The parameters α and β take into account the historical inherent loss and the adjustments to adapt them to the current economic circumstances. Their values for each of the risk classes are:

	α	β

(i) Negligible risk	0%	0%
(ii) Low risk	0.6%	0.11%
(iii) Medium-low risk	1.5%	0.44%
(iv) Medium risk	1.8%	0.65%
(v) Medium-high risk	2.0%	1.10%
(vi) High risk	2.5%	1.64%

c) The overall balance of the general allowance or provision shall at all times be between 33% and 125% of the sum of the products obtained by multiplying the amount of each risk class by its related α parameter.

d) The amounts to be taken as the basis for calculating the general allowances or provisions for contingent exposures shall be those calculated as specified in paragraph 2 of Rule sixty-five of this Circular weighted by the percentages established in Rule fourteen of Circular 5/1993 of 26 March 1993.

e) With regard to specific allowances and provisions, the overall net impairment charges are equal to the specific impairment charges for customer insolvency arising from debt instruments and contingent exposures less the reversals of such specific allowances or provisions and of asset write-offs in the period. Impairment charges for country risk are not included.

B.2) COUNTRY RISK ALLOWANCE OR PROVISION

30. The amounts of debt instruments and contingent exposures classified for the purposes of country risk in groups 3 to 6, with the exception of the transactions indicated in section 12 of this annex, shall be subject to at least the following allowance or provision percentages:

a) Group 3 .........10.1%
b) Group 4 ..........22.8%
c) Group 5 ..........83.5%
d) Group 6 ..........100%

Notwithstanding the foregoing, the allowance or provision percentage for interbank credit with maturities of up to three months shall be 50% of those established in this section, provided that the country is included in groups 3 or 4 for the purposes of country risk and the debt has been serviced normally, without delays or renewals.

31. The financial, monetary or off-balance-sheet support provided to branches, subsidiaries and jointly controlled entities resident in countries classified in groups 3 to 6 for the purposes of country risk, denominated in a currency other than that of the country in which they are established, shall give rise to the recording of country risk allowances or provisions in the individual statements and, where applicable, also in the consolidated statements of the entities providing the support, even if such support does not appear in such statements as a consequence of their process of preparation, unless the support consists of the financing of assets whose impairment arising from country risk is already recognised.